Exhibit 4.121

Merger Implementation Deed
Emperor Mines Limited
ABN 61 007 508 787
Intrepid Mines Limited
ABN 11 060 156 452

Contents – Page ii
Table of contents
1.
Definitions and interpretations ..................................................................................1
1.1          Definitions
.....................................................................................................1
1.2          Interpretation .................................................................................................14
1.3          Business Day ...............................................................................................14
2.
Agreement to proceed with Scheme....................................................................... 14
3.
Announcement and recommendation .................................................................... 15
4.            Conditions precedent................................................................................................ 15
4.1           Conditions ....................................................................................................15
4.2

6.2          Scheme Consideration
................................................................................20

8.

10.

10.6
Indemnity by Intrepid ....................................................................................34
10.7         Release ........................................................................................................34
11.          GST...............................................................................................................................34

Contents – Page ii
11.1 GST payable in addition to consideration for taxable supplies ....................34
11.2         Tax Invoice
...................................................................................................34
11.3 Consideration exclusive of GST...................................................................34
11.4         Definition ......................................................................................................35
12.
Public Announcements and confidentiality………………………………………….35

13.           General……………………………………………………………………………………35
13.1 Governing Law and Jurisdiction...................................................................35
13.2         Severability
..................................................................................................35

13.11
No merger of rights and obligations .............................................................37
13.12 Costs and Stamp Duty ................................................................................37

MERGER IMPLEMENTATION DEED
Date
18
September 2007
Parties
Emperor Mines Limited ABN 61 007 508 787 of Level 1, 490 Upper
Edward Street, Spring Hill QLD 4004
("Emperor")
Intrepid Mines Limited ABN 11 060 156 452 of Level 2, 34 Colin Street,
West Perth WA 6005
("Intrepid")
Background
A.
Emperor and Intrepid have agreed to effect a transaction by means of a scheme of arrangement under part 5.1 of the Corporations Act pursuant to which Intrepid will acquire all of the Emperor Shares so that Emperor will become a wholly owned
Subsidiary of Intrepid.
B.
Emperor intends to propose the Scheme between Emperor and the Scheme
Participants, and issue the Scheme Booklet.
C.
Emperor and Intrepid have agreed in good faith to implement the Scheme upon and subject to the terms and conditions of this Deed.
D.
Emperor and Intrepid have agreed certain other matters in connection with the
Scheme as set out in this Deed.
Operative provisions
1.
Definitions and interpretations
1.1        Definitions
In this Deed, unless the context otherwise requires, the following words and expressions have meanings as follows:
"ASIC" means the Australian Securities and Investments Commission.
"ASX" means ASX Limited.
"Australia" means Australia and all of its external territories.
"Business" means the business carried on by Emperor and its Related Bodies
Corporate as at the date of this Deed.
"Business Day" has the meaning given in the Listing Rules.
"Casposo" means the project known as, and referred to by Intrepid in recent public announcements made by Intrepid as, the Casposo Project in Argentina, including without limitation the Kamila Mine.
"Capital Return" means the return of capital ($0.05 per Emperor Share) to Emperor
Shareholders implemented by Emperor in September 2007.

"Claymore Convertible Note" means the convertible note issued by Intrepid to
Claymore Capital Pty Ltd ACN 060 156 452 dated 16 July 2007 (for an amount of not more than $5,300,000), as may be varied from time to time between Intrepid and the noteholder (such variation having been consented to by Emperor, such consent not to be unreasonably withheld or delayed).
"Competing Transaction" means, in relation to Emperor or Intrepid:
(a)
a transaction other than an Excluded Transaction which, if completed, would mean a person would, directly or indirectly:
(i)
acquire all or a substantial part of the assets or business of the relevant party and/or its Related Bodies Corporate;
(ii)
acquire a Relevant Interest in or become the holder of 19.9% or more of the relevant party's share capital or of the share capital of any of its
Subsidiaries or enter into any cash settled equity swap or other derivative contract arrangement in respect of 19.9% or more of the relevant company's share capital; or
(iii) acquire Control of the relevant party;
(b)
a takeover bid, scheme of arrangement, amalgamation, merger, capital reconstruction, consolidation, purchase of main undertaking or other business combination involving the relevant party and/or its Related Bodies Corporate;
or
(c)
a transaction involving the formation of a dual listed company structure, stapled security structure or other form of synthetic merger having the same or substantially the same effect as a takeover bid for, or scheme of arrangement in respect of, the relevant party and/or its Related Bodies
Corporate.
"Conditions Precedent" means the conditions precedent to certain obligations of the parties set out in clause 4.1.
"Control" has the meaning given to that term in the Corporations Act.
"Corporations Act" means the Corporations Act 2001 (Commonwealth).
"Court" means the Supreme Court of Queensland or the Brisbane Registry of the
Federal Court of Australia, as nominated by Emperor.
"C$" means the lawful currency of Canada.
"Deed Poll" means the deed poll to be executed by Intrepid in favour of the Scheme
Participants in the form of Annexure A.
"DRDGold" means DRD (Offshore) Limited, an Isle of Man incorporated company being wholly owned by DRDGold Limited (a South African incorporated company with its head office located at 299 Pendoring Avenue, Blackheath, Randburg, Republic of
South Africa).
"Due Diligence Satisfaction Date" means 5 Business Days after the execution of this Deed (or such other date as is agreed between the parties in writing).

"Effective" means the coming into effect pursuant to section 411(10) of the
Corporations Act, of the order of the Court made under section 411 (4)(b) in relation to the Scheme.
"Effective Date" means the date on which an office copy of the Scheme Order is lodged with ASIC pursuant to section 4 11(10) of the Corporations Act or, if an earlier date is specified in the relevant Scheme Order for the coming into effect of the
Scheme, that earlier date.
"Emperor" means Emperor Mines Limited ACN 007 508 787 and where the context requires means the Emperor Group.
"Emperor Board" means the board of directors of Emperor.
"Emperor Director" means a director of Emperor.
"Emperor Due Diligence Information" means the written information (including in electronic form) relating to the business, assets, liabilities, operations, profits and losses, financial position and performance and prospects of Emperor available in the electronic dataroom or provided to Intrepid in written form by Emperor as at the Due
Diligence Satisfaction Date.
"Emperor Group" means Emperor and each of its Subsidiaries.
"Emperor Information" means all information contained in the Scheme Booklet and in the Intrepid Information Circular other than the Intrepid Information and any information derived from, or prepared in reliance on, the Intrepid Information.
"Emperor Material Adverse Change" means a material adverse change of at least
$5 million in the assets, Liabilities, cash position, financial or trading position or profitability of Emperor or its Subsidiaries taken as a whole but not taking into account the Excluded Transactions.
"Emperor Material Contract" means any contract to which Emperor or its Subsidiary is a party which is referred to in Schedule 1.
"Emperor Options" means Emperor $0.13 Options and Emperor Other Options.
"Emperor Option Holders" means the holders of Emperor Options.
"Emperor $0.13 Options" means 3,450,000 options granted by Emperor to subscribe for Emperor Shares, such options being exercisable at $0.13 each (subject to any permitted adjustment to the exercise price in accordance with the terms of issue of such options as a result of the Capital Return) on or before 2 January 2012.
"Emperor Other Options" means 3,930,900 options (subject to any adjustment as a result of the issue of options permitted by subclause 1 .1(e)(ii) of the definition of
Emperor Prescribed Occurrence) granted by Emperor to subscribe for Emperor
Shares at the exercise prices referred to in clause 7.2(a)(i) (subject to any permitted adjustment to the exercise price in accordance with the terms of issue of such options as a result of the Capital Return).
"Emperor Prescribed Occurrence" means any of the following occurring unless with the prior written consent of Intrepid which must not be unreasonably withheld or delayed or except to the extent it is an Excluded Transaction:
(a)
Emperor declares or pays any dividend or makes any other distribution of its profits or assets (including by issuing any bonus shares);

(b) Emperor resolves to reduce its share capital in any way;
(c)
Emperor converts all or any of its shares into a larger or smaller number of shares;
(d)           Emperor:
(i) enters into a buy-back agreement; or
(ii)
resolves to approve the terms of a buy-back agreement under the
Corporations Act;
(e)
Emperor or any Subsidiary of Emperor issues to any Person outside the
Emperor Group any shares or securities (including any securities convertible into shares) or grants an option to subscribe for any shares or securities convertible into shares or agreeing to issue or to grant such an option, other than:
(i) upon the valid exercise of any Emperor Options; or
(ii) the issue of Further Emperor Options;
(f)
other than in the ordinary course of business, Emperor or any Subsidiary of
Emperor:
(i) acquires, leases or disposes of;
(ii) agrees to acquire, lease or dispose of; or
(iii) offers, proposes, announces a bid or tenders for,
any business, assets, entity or undertaking where the value of such business, assets, entity or undertaking exceeds $3 million;
(g)
other than in the ordinary course of business, Emperor or any Subsidiary of Emperor creates, or agrees to create, any Encumbrance over the whole, or a substantial part of its business or property;
(h)
Emperor or any Subsidiary of Emperor enters into any contract or commitment for a term exceeding 6 months, or involving consideration or liability exceeding $1 million;
(i)
other than in the ordinary course of business, Emperor or any Subsidiary incurs any indebtedness or issues any indebtedness or debt securities other than advances under existing credit facilities;
(j)
Emperor or any Subsidiary of Emperor makes any loans, advances or capital contributions to, or investments in, any Person outside the Emperor
Group in an amount exceeding $1 million;
(k)
Emperor or any Subsidiary of Emperor from 2 July 2007 (other than in accordance with the terms of any existing plan, scheme, agreement or contract at that date):
(i)
pays any bonus to, or increases the compensation of,
any executive officer, director or employees of Emperor or
any Subsidiary of Emperor; or

(ii)
pays to any employee of Emperor or any Subsidiary of Emperor any retention, severance or termination payment or
superannuation entitlement or agrees to do so; or
(iii)
establishes, adopts, enters into or amends in any material respect
(including by taking any action to accelerate any rights or benefits due under) any enterprise bargaining agreement, Australian
workplace agreement, employee benefit plan, executive or
employee service contract or superannuation scheme of Emperor or relating to the employees of Emperor,
other than as disclosed to Intrepid in writing prior to the date of this Deed;
(l)
Emperor or any Subsidiary of Emperor makes any single item of capital expenditure in excess of $3 million;
(m) Emperor or any Subsidiary of Emperor:
(i)
changes the terms of or terminates any material contract,
including the Emperor Material Contracts;
(ii)
pays, discharges or satisfies any claims, liabilities or obligations under any material contract, including the Emperor Material
Contracts, other than a payment, discharge or satisfaction,
consistent with past practice and in accordance with their terms;
or
(iii)
waives any material claims or rights under or waives the benefit of any provisions of any material contract, including the Emperor
Material Contracts;
(n) Emperor or any Subsidiary of Emperor resolves that it be wound up;
(o)
a Court makes an order for the winding up of Emperor or of any Subsidiary of Emperor;
(p)
a liquidator, provisional liquidator or administrator of Emperor or of any
Subsidiary of Emperor is appointed;
(q)
a receiver or a receiver and manager is appointed in relation to the whole, or a substantial part of the property of Emperor or of any Subsidiary of
Emperor;
(r)
Emperor or any Subsidiary of Emperor executes a deed of company arrangement;
(s)
other than as required by law or applicable accounting standards, Emperor or any Subsidiary of Emperor makes any change in accounting methods, principles or practices materially affecting the reported consolidated assets liabilities or results of operations of Emperor;
(t)
Emperor or any Subsidiary of Emperor makes any Tax election or settles or compromises any Tax liability or refund; or
(u)
Emperor or any Subsidiary of Emperor authorises, commits or agrees to take any of the actions referred to in paragraphs (a) to (t) above.
"Emperor Shares" means fully paid ordinary shares in the capital of Emperor.

"Emperor Shareholder" means each person who is registered in the Register at the relevant time as the holder of Emperor Shares.
“Emperor Working Capital Funding” means the working capital funding which may be provided by Emperor, at its discretion, to Intrepid or any of its Subsidiaries for an amount of up to $8 million by way of debt, equity subscription or like means (including any advance under the Loan Agreement).
"Encumbrance" means any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, restriction, development or similar agreement, easement right-of-way, title defect, option or adverse claim, or encumbrance of any kind or character whatsoever.
"End Date" means 31 March 2008 or such other date as agreed in writing between
Emperor and Intrepid.
"Exchangeable Shares" means the exchangeable shares on issue in Intrepid NuStar
Exchange Corporation, being a wholly owned Subsidiary of Intrepid.
"Excluded Transaction" means each of:
(a)
the Sale of Tolukuma, including any funds required to be contributed to facilitate the Sale of Tolukuma;
(b)
the payment to DRDGold, if applicable, of $12,350,874, withheld by
Emperor until:
(i)
a class ruling from the Australian Taxation Office is obtained confirming that the amount paid to Emperor Shareholders in
respect of the Capital Return should not be treated as a dividend for Australian income tax purposes and should thus be treated as a distribution of capital; or
(ii)
an unconditional and irrevocable bank guarantee is provided to
Emperor by DRDGold’s bankers for an amount of $12,350,874 to secure payment of this amount pending the receipt of a ruling from the Australian Taxation Office on the classification of the
Emperor Capital Return;
(c) PNG exploration program of up to $2 million;
(d) the Sale of Fortis;
(e) the Tujuh Bukit Joint Venture;
(f) the Emperor Working Capital Funding; and
(g) the sale by DRDGold of all or part of its shares in Emperor.
"Exclusivity Period" means the period from the date of this Deed until the earlier of:
(a) the termination of this Deed in accordance with its terms;
(b) the Effective Date; or
(c) the End Date.

"Explanatory Statement" means the explanatory statement of Emperor in relation to the Scheme issued pursuant to section 412 of the Corporations Act which has been registered with ASIC.
"First Court Date" means the first day on which the First Court Hearing is heard or, if the application is adjourned for any reason, shall mean the date on which the adjourned application is heard.
"First Court Hearing" means the hearing of the application to the Court for an order pursuant to Section 411(1) of the Corporations Act to convene a meeting of Emperor
Shareholders and (if applicable) creditors to consider the Scheme.
"Further Emperor Options" means up to 2,450,000 options to subscribe for Emperor
Shares to be granted by Emperor pursuant to existing employment contracts and awards made by the Emperor Remuneration Committee in accordance with Schedule
4 (which in the case of the Further Emperor Options to be issued to Brad Gordon shall only be issued with the approval of Emperor Shareholders).
"Governmental Authority" means any government, regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, official, minister, court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other geographic or political subdivision thereof.
"GST" means the same as in the GST Law.
"GST Law" means the same as "GST law" means in A New Tax System (Goods and
Services Tax) Act
1999 (Cth).
"Implementation Date" means the date which is 3 Business Days after the Record
Date or such other date as is ordered by the Court.
"Independent Expert" means any independent expert appointed by Emperor to prepare a report for the Scheme Booklet in accordance with clause 4.1(n), the
Corporations Act and ASIC policy and practice.
"Intrepid Board" means the board of directors of Intrepid.
"Intrepid Due Diligence Information" means the written information (including in electronic form) relating to the business, assets, liabilities, operations, profits and losses, financial position and performance and prospects of Intrepid available in the electronic dataroom or provided to Emperor in written form by Intrepid as at the Due
Diligence Satisfaction Date.
"Intrepid Group" means Intrepid and each of its Subsidiaries.
"Intrepid Information" means the information provided by Intrepid for inclusion in the
Scheme Booklet (other than any information derived from, or prepared in reliance on, the Emperor Information) in accordance with clause 7.2(b) of this Deed and for inclusion in the Intrepid Information Circular.
“Intrepid Information Circular” means the management information circular to be prepared in accordance with National Instrument Form 51-102F5 for the purposes of the Intrepid Shareholder Approval.
"Intrepid Material Adverse Change" means a material adverse change of at least
$5 million in the assets, Liabilities, cash position, financial or trading position or profitability of Intrepid or its Subsidiaries taken as a whole, including in particular, any material adverse changes affecting the Paulsens and Casposo assets or operations.
“Intrepid Material Contract” means any agreement, written or otherwise, to which
Intrepid or its Subsidiary is a party, as detailed in Schedule 5.
"Intrepid Specified Subsidiaries" means Triada S.A. de C.V (El Salvador), Minera
Planicie S.A de C.V. (El Salvador), San Cristobal Gold (El Salvador), Petancol Gold
(El Salvador), Intrepid Minerals International Ltd (Cayman Islands), Minera Geoex
C.A.G.S.A (Honduras), Ave. Fenix S. De R.L. (Honduras), Gracias a Dios S. de R.L.
de R.L. de C.V. (Honduras), Intrepid Minerals S.A. (Honduras), Minera Geotex S.A.
(Costa Rica), Minera Sanson S.A. (Costa Rica), Minera Sierra S.A (Mexico), Intrepid
Mines Mexico (Mexico), Intrepid Mines Sweden (Sweden).
"Intrepid Options" means the options each to subscribe for one Intrepid Share.
"Intrepid Prescribed Occurrence" means any of the following occurring unless with the prior written consent of Emperor which must not be unreasonably withheld or delayed or except to the extent that it relates to the Emperor Working Capital Funding and the Proposed Casposo Financing:
(a)
Intrepid declares or pays any dividend or makes any other distribution of its profits or assets (including by issuing any bonus shares);
(b) Intrepid resolves to reduce its share capital in any way;
(c)
Intrepid converts all or any of its shares into a larger or smaller number of shares;
(d)             Intrepid:
(i) enters into a buy-back agreement; or
(ii)
resolves to approve the terms of a buy-back agreement under the
Corporations Act;
(e)
Intrepid or any Subsidiary of Intrepid issues to any person outside the
Intrepid Group any shares or securities convertible into shares or grants an option to subscribe for any shares or securities (including any securities convertible into shares) or agreeing to issue or to grant such an option, other than:
(i)
upon the valid exercise or conversion of any Intrepid Options,
Intrepid Warrants or any Exchangeable Shares;
(ii)
the issue of Intrepid Shares, Intrepid Options or Intrepid Warrants
to raise C$3.15 million, subject clause 5;
(iii)
the issue of up to 20 million Intrepid Shares in accordance with clause 5;
(iv)
the issue of up to 1,541,000 Intrepid Options pursuant to Intrepid's employee share option plan;
(v)
the issue of such number of Intrepid Shares required to be issued in full satisfaction of the Claymore Convertible Note;

(vi)
the issue of up to 2 million Intrepid Options exercisable at the lesser of a 20% premium to the issued price under paragraph (v)
above or $0.36 on or before 24 months from the date of issue in connection with the Claymore Convertible Note;
(f)
other than in the ordinary course of business Intrepid or any Subsidiary of
Intrepid:
(i) acquires, leases or disposes of;
(ii) agrees to acquire, lease or dispose of; or
(iii) offers, proposes, announces a bid or tenders for,
any business, assets, entity or undertaking where the value of such business, assets, entity or undertaking exceeds $3 million;
(g)
other than in the ordinary course of business, Intrepid or any Subsidiary of
Intrepid creates, or agrees to create, any Encumbrance over the whole, or a substantial part of its business or property;
(h)
Intrepid or any Subsidiary enters into any contract or commitment for a term exceeding 6 months or involving consideration or liability exceeding
$1 million;
(i)
other than in the ordinary course of business, Intrepid or any Subsidiary incurs any indebtedness or issues any indebtedness or debt securities other than advances under existing credit facilities;
(j)
Intrepid or any Subsidiary of Intrepid makes any loans, advances or capital contributions to, or investments in, any other Person in an amount exceeding $1 million;
(k)
Intrepid or any Subsidiary of Intrepid from 2 July 2007 (other than in accordance with the terms of any existing plan, scheme, agreement or contract at that date):
(i)
pays any bonus to, or increases the compensation of, any
executive officer, director or employees of Intrepid or any
Subsidiary of Intrepid; or
(ii)
pays to any employee of Intrepid or any Subsidiary of Intrepid any retention, severance or termination payment or superannuation entitlement or agrees to do so; or
(iii)
establishes, adopts, enters into or amends in any material respect
(including by taking any action to accelerate any rights or benefits due under) any enterprise bargaining agreement, Australian
workplace agreement, employee benefit plan, executive or
employee service contract or superannuation scheme of Intrepid or relating to the employees of Intrepid,
other than as disclosed to Emperor in writing prior to the date of this Deed;
(l)
Intrepid or any Subsidiary of Intrepid makes any single item of capital expenditure in excess of $3 million;
(m) Intrepid or any Subsidiary of Intrepid:

(i)
changes the terms of or terminates any material contract,
including the Intrepid Material Contracts;
(ii)
pays, discharges or satisfies any claims, liabilities or obligations under any material contract, including the Intrepid Material
Contracts, or any other payment, discharge or satisfaction,
inconsistent with past practice and other than in accordance with their terms; or
(iii)
waives any material claims or rights under or waives the benefit of any provisions of any material contract including the Intrepid
Material Contracts;
(n) Intrepid or any Subsidiary of Intrepid resolves that it be wound up;
(o)
a Court makes an order for the winding up of Intrepid or of any Subsidiary of
Intrepid;
(p)
a liquidator, provisional liquidator or administrator of Intrepid or of any
Subsidiary of Intrepid is appointed;
(q)
a receiver or a receiver and manager is appointed in relation to the whole, or a substantial part of the property of Intrepid or of any Subsidiary of
Intrepid;
(r)
Intrepid or any Subsidiary of Intrepid executes a deed of company arrangement;
(s)
other than as required by law or applicable accounting standards, Intrepid or any Subsidiary of Intrepid makes any change in accounting methods, principles or practices materially affecting the reported consolidated assets liabilities or results of operations of Intrepid;
(t)
Intrepid or any Subsidiary of Intrepid makes any Tax election or settles or compromises any Tax liability or refund; or
(u)
Intrepid or any Subsidiary of Intrepid authorises, commits or agrees to take any of the actions referred to in paragraphs (a) to (t) above.
"Intrepid Shareholder Approval" means the approval, by the requisite majority, of the Intrepid Shareholders, if required by the listing rules of the TSX or ASX, or under the applicable laws of Australia or Canada, of the acquisition of all of the issued and outstanding Emperor Shares by way of the Scheme and any other transactions contemplated by this Deed.
"Intrepid Shares" means fully paid ordinary shares in the capital of Intrepid.
"Intrepid Shareholders" means all holders of Intrepid Shares and, where applicable, includes the holders of Exchangeable Shares.
"Intrepid Warrants" means the 6,900,000 warrants to acquire Intrepid Shares at a price of C$0.90 per share and the 828,000 warrants to acquire Intrepid Shares at a price of C$0.70 per share all until 22 June 2008.
"Liabilities" means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, guarantee or endorsement of or by a person of any type, whether accrued, absolute, contingent, matured, unmatured or other liabilities and obligations, whether actual or contingent and whether presently accrued or future, of a party and its Subsidiaries.
"Listing Rules" means the official listing rules of ASX and includes the business rules of ASX.
"Loan Agreement" means the agreement between Emperor and Intrepid Minerals
Corporation dated 28 August 2007.
"National Instrument Form 51-102F5" means National Instrument Form 51-102F5 prescribing information required for the purposes of a shareholder vote under applicable Canadian legislation.
"Net Cash Position" means the difference between (i) the sum of the cash (not including any restricted cash or cash received, if applicable, as consideration for the
Sale of Tolukuma), short term investments (not including, if applicable, the value of any securities issued, transferred, or to be issued or transferred to Emperor as consideration for the Sale of Tolukuma) and short term accounts receivable (excluding any associated with Tolukuma), and (ii) the sum of bank indebtedness, current liabilities (excluding up to $4,000,000 of any current liabilities associated with
Tolukuma), in each case as determined in accordance with International Financial
Reporting Standards, applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications that were used in the preparation of the most recent audited financial statements of Emperor.
"New Intrepid Shares" means fully paid ordinary shares in the capital of Intrepid to be issued under the Scheme.
"New Intrepid $0.5525 Option" means an option to subscribe for one fully paid ordinary share in the capital of Intrepid, which option has an exercise price of $0.5525
(or such lesser price as may be calculated by multiplying any permitted adjustment to the exercise price of an Emperor $0.13 Option in accordance with the terms of issue of such options as a result of the Capital Return by 4.25) and an expiry date of 2
January 2012.
"Paulsens" means the project known as, and referred to by Intrepid in recent public announcements made by Intrepid as, the Paulsens Project situated in the Ashburton region in Western Australia, including associated assets.
"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.
"PNG" means Papua New Guinea.
"Policy Statement 60" means Policy Statement 60 (or Regulatory Guide 60) issued by ASIC on 4 August 1999.
"Policy Statement 142" means Policy Statement 142 (or Regulatory Guide 142)
issued by ASIC on 4 August 1999.
"Porgera" means the joint venture operation known by the same name in PNG, a 20 per cent interest in which was divested by Emperor in or about August 2007.
"Proposed Casposo Financing" means debt project financing up to US$30 million for the development of Casposo on terms to be approved by the Intrepid Board (and with the prior consent of Emperor, such consent not to be unreasonably delayed or withheld, in the event that the terms or contracting parties differ from those disclosed in writing to Emperor prior to the date of this Deed).

"Record Date" means the date which is 5 Business Days after the Second Court
Date or such other date as Emperor and Intrepid agree.
"Register" means the register of members of Emperor maintained in accordance with the Corporations Act.
"Regulators' Draft" means a draft of the Scheme Booklet in a form acceptable to both parties which is to be provided to ASIC for approval.
"Regulatory Review Period" means the period from the date on which the
Regulators' Draft is submitted to ASIC to the date on which ASIC provides a letter under section 411(1 7)(b) of the Corporations Act stating that ASIC has no objection to the Scheme.
"Related Body Corporate" has the meaning given in the Corporations Act.
"Relevant Interest" has the same meaning as given by sections 608 and 609 of the
Corporations Act.
"Representative" means, in relation to a party, that party's directors, officers, employees, agents or advisers (including without limitation lawyers, accountants, consultants, bankers, financial advisers and any representatives of those advisers).
"Sale of Fortis" means the sale of 100% of Emperor's shareholding in its Subsidiary,
Fortis Limited, on terms satisfactory to Intrepid, who shall act reasonably and in good faith in considering such divestment, and all Taxes, costs, fees and expenses related to that transaction.
"Sale of Porgera" means the transactions comprising the sale of Emperor's 20%
interest in the Porgera Joint Venture to Barrick Gold Corporation for cash consideration of US$255 million, granting intra-group loans and declaring dividends and capital distributions to repatriate sale proceeds to Australia, repayment of loans to
Emperor, financiers and DRDGold totalling US$166 million and all Taxes, costs, fees and expenses related to those transactions.
"Sale of Tolukuma" means the divestment of 100% of Emperor's interest in the
Tolukuma gold mine in PNG, on terms satisfactory to Intrepid, who shall act reasonably and in good faith in considering such divestment, by way of sale of the issued share capital in Tolukuma Gold Mines Limited, capital restructure, sale of assets, distribution to shareholders or any other method and includes payment of all
Taxes, costs, fees and expenses related to that transaction.
"Sale of Vatukoula" means the divestment in or about March 2007 of 100% of
Emperor's shareholding in Emperor Finance Pty Ltd and Emperor Australia Pty Ltd by
way of sale of the issued share capital of those entities and includes payment of all
Taxes, costs, fees and expenses related to that transaction.
"Scheme" means the scheme of arrangement pursuant to Part 5.1 of the
Corporations Act to be made between Emperor and the Scheme Participants in respect of the Scheme Shares in the form of Annexure B.
"Scheme Booklet" means the information ordered by the Court to be despatched to the holders of Scheme Shares including the Explanatory Statement, copies of the
Scheme, the Deed Poll, and this Deed and the notice convening the Scheme Meeting
(together with proxy form) in such form as is approved by the Emperor Board and the
Intrepid Board.

"Scheme Consideration" means the number of New Intrepid Shares to be allotted and issued for each Scheme Share pursuant to the Scheme calculated in accordance with clause 6.2 of this Deed.
"Scheme Meeting" means the meeting to be convened by the Court pursuant to section 411(1) of the Corporations Act in respect of the Scheme.
"Scheme Order" means the orders of the Court approving the Scheme pursuant to section 411(4) of the Corporations Act.
"Scheme Participants" means each person who is registered in the Register as a holder of Scheme Shares as at 1 0.00pm on the Record Date.
"Scheme Shares" means the Emperor Shares on issue at the Effective Date.
"Second Court Date" means the first day on which the Second Court Hearing is heard or, if the application is adjourned for any reason, shall mean the date on which the adjourned application is heard.
"Second Court Hearing" means the hearing of the application to the Court for an order pursuant to Section 41 1(4)(b) of the Corporations Act approving the Scheme.
"Specified Existing Employees" means those employees of Emperor as agreed between Intrepid and Emperor in writing prior to the date of this Deed.
"Subsidiary" has the meaning given in the Corporations Act.
"Superior Proposal" means a publicly announced bona fide Competing Transaction in relation to a party which its board of directors, acting reasonably and in good faith and (unless the other party agrees otherwise) after receiving written advice from either
Queen’s Counsel or Senior Counsel or Canadian counsel that failing to respond to such a bona fide Competing Transaction would be reasonably likely to constitute a breach of the directors' fiduciary or statutory obligations, unanimously determines, is preferable to the Scheme having regard to the best interests of that party as a whole and is more favourable to Scheme Participants (or Intrepid Shareholders, as the case may be) than the Scheme, taking into account all terms and conditions of the
Competing Transaction.
"Tax" means any tax, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding, which is assessed, levied, imposed or collected by any Governmental
Authority and includes, but is not limited to any interest, fine, penalty, charge, fee or any other amount imposed on, or in respect of any of the above.
"Tolukuma" means the Tolukuma gold mine in Papua New Guinea.
"TSX" means the Toronto Stock Exchange.
"Tujuh Bukit Joint Venture" means the joint venture entered into by Emperor,
IndoAust Mining Ltd, Indonesian investors, Australian guarantors and PT Indo Multi
Niaga for the development of a copper/gold mining project in Indonesia as announced to ASX on 20 August 2007 and more particularly as set out in the Alliance Agreement dated 19 August 2007.
"US$" means the lawful currency of the United States of America.
"Valuation" means the valuation of the assets, liabilities and undertakings of
Tolukuma prepared by Behre Dohlbear Australia or a similarly qualified independent expert engaged by Emperor (subject to the agreement of Intrepid to the alternate expert, such agreement not to be unreasonably withheld) which takes account of:
(a)
an environmental performance / compliance site audit to be conducted by the independent expert (including reference to all applicable licence, permit and environmental plan approval conditions);
(b)
an assessment of the current and contingent liabilities of Tolukuma and the rehabilitation and remedial liability quantum (inclusive of any other liabilities identified in the legal advice referred to in (c) below);
(c)
advice from PNG legal counsel regarding the scope of liabilities attaching to
Emperor arising from the continued ownership of Tolukuma.
"Vatukoula Gold Mine" means the gold mine known by the same name in Fiji divested by Emperor in or about March 2007.
1.2         Interpretation
In this Deed headings are for convenience only and do not affect interpretation, and unless the context indicates a contrary intention:
(a)
a reference to any document (including this Deed) is to that document as amended, varied, novated, ratified or replaced from time to time;
(b)
a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued or promulgated under it;
(c)
words importing the singular include the plural (and vice versa), and words indicating a gender include every other gender;
(d)
references to parties, clauses, schedules, exhibits or annexures are references to parties, clauses, schedules, exhibits and annexures to or of this Deed, and a reference to this Deed includes any schedule, exhibit or annexure to this Deed;
(e)
where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;
(f) the word "includes" in any form is not a word of limitation;
(g) a reference to "$" or "dollar" is to Australian currency; and
(h) references to time are to Brisbane, Australia time.
1.3         Business Day
Except where otherwise expressly provided, where under this Deed the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately succeeding Business Day.
2.
Agreement to proceed with Scheme
(a)
Emperor agrees to propose the Scheme upon and subject to the terms and conditions of this Deed.

(b)
Intrepid agrees to comply with its obligations under the Scheme and the
Deed Poll, and provide reasonable assistance to Emperor in proposing and implementing the Scheme, upon and subject to the terms and conditions of this Deed.
3.
Announcement and recommendation
Immediately after the execution of this Deed, Emperor and Intrepid will issue public announcements in a form approved by the parties in writing.
4.        Conditions precedent
4.1        Conditions
The Scheme will not become Effective unless each of the following conditions precedent is satisfied or waived:
(a)
Emperor Board recommendation: between the date of this Deed and the date upon which the Emperor Shareholders approve the Scheme, the
Emperor Board does not change or withdraw its recommendation to vote in favour of the Scheme.
(b)
Intrepid Board recommendation: between the date of this Deed and the date upon which the Intrepid Shareholders approve the issue of the New
Intrepid Shares for the purposes of the Scheme, the Intrepid Board does not change or withdraw its recommendation of the Scheme.
(c)
Net Cash Position: before 8:00am on the Second Court Date:
(i)
the CFO of Emperor has confirmed to the CFO of Intrepid in writing that the actual Net Cash Position of Emperor (plus any sum
advanced under the Emperor Working Capital Funding or any other expenditure approved by Intrepid in writing after the date of this
Deed) is no more than $6 million below the forecast $62 million Net
Cash Position of Emperor as at 30 September 2007. The CFO of
Emperor will provide all reasonably requested documentation within
14 days of providing the confirmation of the actual Net Cash
Position and the CFO of Intrepid will confirm in writing the acceptance or otherwise of the actual Net Cash Position within a further 7 days; and
(ii)
the CFO of Emperor has confirmed to the CFO of Intrepid in writing that, as at the Business Day prior to the Second Court Date, the actual Net Cash Position of Emperor (plus any sum advanced
under the Emperor Working Capital Funding, any sum expended in respect of the Tujuh Bukit Joint Venture or any other expenditure approved by Intrepid in writing after the date of this Deed) is no more than $8 million below the forecast $62 million Net Cash
Position of Emperor as at 30 September 2007. The CFO of
Emperor will provide to the CFO of Intrepid the estimated Net Cash
Position for the purposes of this clause, 7 days prior to the Scheme
Meeting and will provide and continue to provide access to Intrepid of all reasonably requested documentation to enable verification of the cash balance for the purposes of this clause. The CFO of
Emperor will provide the CFO of Intrepid with an update (if any) to the Net Cash Position for the purposes of this clause, on the first

Business Day following the Scheme Meeting and weekly thereafter and again on the Business Day prior to the Second Court Date and the CFO of Intrepid will confirm in writing the acceptance or otherwise of the actual Net Cash Position by 8.00am on the Second
Court Date.
(d)
Court or Other Orders: no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other material legal or regulatory restraint or prohibition preventing the Scheme is in effect at 8.00 am on the Second Court Date.
(e)
Emperor Shareholder Approval: the Scheme is approved by the
necessary majorities of holders of Emperor Shares at the Scheme Meeting in accordance with the Corporations Act.
(f)
DRDGold Sale of Emperor Shares: DRDGold selling all its Emperor
Shares prior to the Scheme Meeting.
(g)           No ASIC Objection: ASIC stating in writing that it has no objection to the
Scheme, pursuant to section 411(1 7) of the Corporations Act.
(h)           Court Approval: the Court approving the Scheme, pursuant to Section 411 of the Corporations Act.
(i)            Intrepid Shareholder Approval: only if required by TSX or ASX or under the applicable laws of Canada or Australia, the Intrepid Shareholder
Approval is obtained before 8.00am on the Second Court Date.
(j)            Other Approvals: the third party providers of finance to Intrepid approve or consent to the implementation of the Scheme before 8.00am on the First
Court Date.
(k)           FIRB: if required, Foreign Investment Review Board approval being obtained (or the expiry of the relevant notice period, as the case may be)
before 8.00am on the Second Court Date, as necessary.
(l)
No Emperor Material Adverse Change: no Emperor Material Adverse
Change occurs between the date of this Deed and 8.00am on the Second
Court Date.
(m)
No Intrepid Material Adverse Change: no Intrepid Material Adverse
Change occurs between the date of this Deed and 8.00am on the Second
Court Date.
(n)           Independent Expert report: an Independent Expert (if commissioned by
Emperor) issues its report which concludes that the Scheme is in the best interest of Scheme Participants before the date on which the Scheme
Booklet is registered by ASIC under the Corporations Act. If a report by an
Independent Expert has not been commissioned by Emperor within 10
Business Days of the date of this Deed, this condition is regarded as waived with the agreement of Emperor and Intrepid.
(o)
Execution of documents: between the date of this Deed and the date of despatch of the Scheme Booklet, Intrepid executes the Deed Poll pursuant to which Intrepid covenants in favour of the Scheme Participants to perform its obligations under the Scheme.

(p)
No Emperor Prescribed Occurrence: no Emperor Prescribed Occurrence
occurs between the date of this Deed and 8.00am on the Second Court
Date.
(q)
No Intrepid Prescribed Occurrence: no Intrepid Prescribed Occurrence
occurs between the date of this Deed and 8.00am on the Second Court
Date.
(r)           Emperor Options: on or before 8.00am on the Second Court Date, Intrepid has acquired or agreed to acquire all of the Emperor Options then outstanding from the Emperor Option Holders or all such Emperor Options have been exercised or cancelled (in accordance with clause 7.2(a)).
(s)           Sale of Tolukuma: the intention of Emperor to effect the Sale of Tolukuma
(as announced on 10 September 2007) has not been changed in any material respect, other than as approved by Intrepid in writing, before
8.00am on the Second Court Date.
(t)
Due Diligence on Emperor: on or before Due Diligence Satisfaction Date,
Intrepid is satisfied, in its sole discretion, with its due diligence investigations, including financial, legal, commercial and technical considerations, in relation to Emperor including:
(i)
receipt of a legal opinion, from qualified Fijian counsel addressed to
Emperor and the Emperor Board (and expressed to be capable of reliance by Intrepid), in relation to any residual liabilities or obligations from a Fijian perspective arising from the Sale of
Vatukoula; and
(ii)
receipt of a legal opinion, from qualified PNG counsel addressed to
Emperor and the Emperor Board (and expressed to be capable of reliance by Intrepid), in relation to any residual liabilities or obligations from a PNG perspective arising from the Sale of
Porgera.
(u)
Due Diligence on Intrepid: on or before:
(i)
the Due Diligence Satisfaction Date, Emperor is satisfied, in its sole discretion, with its due diligence investigations, including financial, legal, commercial and technical considerations, in relation to
Intrepid; and
(ii)
8.00am on the Second Court Date, Intrepid will provide a legal opinion, from a qualified legal practitioner acceptable to Emperor in each relevant jurisdiction, addressed to the Intrepid Board and expressed to be capable of reliance by Emperor, in relation to any residual liabilities or obligations attaching to each of the Intrepid
Specified Subsidiaries.
(v)
TSX Approval: on or before 8.00am on the Second Court Date, the TSX consents to the issuance of the Scheme Consideration and the New Intrepid
$0.5525 Options.
4.2          Benefit and waiver of Conditions Precedent
Other than in respect of the conditions precedent in clause 4.1(e) (Emperor
Shareholder Approval) and clause 4.1(h) (Court Approval) which cannot be waived:

(a)
The conditions precedent in clause 4.1(d) (Court or Other Orders), clause
4.1(g) (No ASIC Objection), clause 4.1(k) (FIRB), clause 4.1(n)
(Independent Expert Report) (if commissioned by Emperor), 4.1(j) (Other
Approvals), clause 4.1(r) (Emperor Options) and clause 4.1(v) (TSX
Approval) are for the benefit of each party and any breach or non-fulfilment of those conditions may only be waived with the written consent of each party. Emperor and Intrepid must use their best endeavours to procure that each of those conditions are satisfied (but without in any way affecting the role of the Independent Expert to reach its conclusion independently of the parties).
(b)
The conditions precedent in clauses 4.1(f) (DRDGold Sale of Emperor
Shares), clause 4.1(o) (Execution of Documents), clause 4.1(m) (No Intrepid
Material Adverse Change), clause 4.1(q) (No Intrepid Prescribed
Occurrence), clause 4.1(u) (Due Diligence on Intrepid)and clause 4.1(b)
(Intrepid Board recommendation) are for the sole benefit of Emperor and any breach or non-fulfilment of those conditions may only be waived by
Emperor giving its written consent. Except in respect of the condition precedent in clause 4.1(f) (DRDGold Sale of Emperor Shares), Intrepid must use its best endeavours to procure that each of those conditions is satisfied.
(c)
All other conditions precedent in clause 4.1 are for the sole benefit of
Intrepid and any breach or non-fulfilment of those conditions may only be waived by Intrepid giving its written consent. Emperor must use its best endeavours to procure that each of those conditions is satisfied.
4.3
Conditions Precedent Not Met
(a)
Subject to clause 4.3(b), if any condition precedent contained in clause 4.1 is not satisfied or waived by the earlier of the date specified in this Deed for its satisfaction or 5.00 pm on the last Business Day before the Second
Court Date, then the parties will at each of those times consult in good faith:
(i)
with a view to determining whether the Scheme may proceed by way of an alternative approach and, if so, to agree on the terms of such an alternative approach; or
(ii)
to agree to extend the date for satisfaction of the relevant condition precedent or to adjourn or change the date of an application to the
Court.
(b)
If the condition precedent contained in clause 4.1(f) (DRDGold Sale of
Emperor Shares):
(i)
is not satisfied or waived (in accordance with clause 4.2) by the date specified in this Deed for its satisfaction; or
(ii)
becomes incapable of being satisfied as a result of DRDGold
notifying Emperor in writing that DRDGold is unable, or in
DRDGold’s opinion is likely to be unable, to sell down all of its
Emperor Shares at a price or in a manner which is or will be commercially acceptable to DRDGold,
then Emperor may at any time after such event terminate this Deed.
(c)
If the parties are unable to reach agreement under clause 4.3(a) by:

(i)
in the case of clause 4.1(u) (Due Diligence on Intrepid) or clause
4.1(t) (Due Diligence on Emperor), 5.00pm on the 10th Business
Day after the Due Diligence Satisfaction Date; or
(ii)
in the case of all other Conditions Precedent other than clause
4.1(f) (DRDGold Sale of Emperor Shares) which is dealt with by clause 4.3(b) above, 8.00 am on the Second Court Date,
then unless that condition is waived in accordance with clause 4.2, a party entitled to the benefit of that condition may (subject to clause 4.4(b))
terminate this Deed.
(d)
A party may not terminate this Deed pursuant to clause 4.3(c) if the relevant condition has not been satisfied as a result of:
(i)
a breach of this Deed by that party; or
(ii)
a deliberate act or omission of that party or by an entity controlled by that party which either alone or together with other
circumstances prevents that condition being satisfied.
(e)
Termination of this Deed under clause 4.3(a) does not affect any accrued rights of either party arising from any breach of this Deed prior to termination.
Each of Emperor and Intrepid (as applicable) must use its best endeavours to procure that each of the Conditions Precedent is satisfied as soon as practicable after the date of this Deed or that there is no occurrence that would prevent the Conditions
Precedent being satisfied (as the context requires) and in particular must promptly comply with their respective obligations under clauses 7.1 and 7.2.
4.4
Notifications and Assistance
Each party must:
(a)
keep the other promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions Precedent;
(b)
promptly notify the other in writing if it becomes aware that any Condition
Precedent has been satisfied or has become incapable of being satisfied
(which, for the avoidance of doubt, in the case of clause 4.1(t) is a determination in Intrepid's sole discretion and in the case of clauses 4.1(f)
and 4.1(u) is a determination in Emperor's sole discretion);
(c)
provide the Court on the Second Court Date with a certificate stating that all the Conditions Precedent have been satisfied or waived (and such certificate will be conclusive evidence of the satisfaction or waiver of the
Conditions Precedent in the Certificate); and
(d)
co-operate with and to the extent reasonably practicable assist the other party to satisfy the Conditions Precedent.
5.         Subscription option
(a)           Intrepid hereby grants to Emperor an option to subscribe for up to 20 million
Intrepid Shares at a price equivalent to the 20 day volume weighted average price of Intrepid Shares as at the close of business on the day prior to the written notice of exercise of the option (on the basis that the subscription monies shall be applied to the repayment of the principal under the Loan
Agreement, subject to Intrepid obtaining any necessary regulatory approval required by the listing rules of the TSX or ASX). The exercise of such option shall be at Emperor’s sole discretion. The option period commences on the day of this Deed and expires on the earlier of the Effective Date, the
End Date or 14 Business Days after termination of this Deed.
(b)
If, at any time prior to the Effective Date, Intrepid requires additional funding and requests Emperor, in writing, to provide funding up to an amount of
C$3.15 million and Emperor does not do so pursuant to this clause within 3
Business Days of such request, Intrepid may issue shares (with the approval of Intrepid Shareholders under ASX Listing Rule 7.1, if required) to raise up to C$3.15 million (or up to such lesser amount that was requested from Emperor). Any Intrepid Shares issued pursuant to this clause 5(b)
must not be issued for a price less than the price disclosed to Emperor in the written request to Emperor in accordance with this clause. Intrepid must not place these shares to a publicly listed company.
6.       Scheme
6.1      Scheme
Subject to 4.1, Emperor must propose a scheme of arrangement under part 5.1 of the
Corporations Act under which, subject to the Scheme becoming Effective, all of the
Scheme Shares will be transferred to Intrepid and Intrepid will allot and issue the
Scheme Consideration to the Scheme Participants.
6.2      Scheme Consideration
(a)
Intrepid must execute the Deed Poll prior to the despatch of the Scheme
Booklet and, Intrepid must allot and issue to each Scheme Participant in accordance with the Scheme, 1 New Intrepid Shares for every 4.25
Emperor Shares held by the Scheme Participant as at 10.00pm on the
Record Date.
(b)
Any fractional entitlement of a Scheme Participant to a part of a New
Intrepid Share will be rounded up or down to the nearest whole number of
New Intrepid Shares (and will be rounded up if the fractional entitlement is one half).
(c)
Intrepid undertakes and warrants to Emperor that in consideration of the transfer of the Scheme Shares to Intrepid under the Scheme, Intrepid will accept the transfer on the Implementation Date in full satisfaction of its rights to the Scheme Shares under this Deed.
(d)
On the signing of this Deed, Emperor shall immediately procure the preparation of the Valuation, which shall be completed prior to the date of despatch of the Scheme Booklet.
(e)
If Emperor has not entered into a binding agreement for the Sale of
Tolukuma prior to the Scheme Meeting, then a once-off adjustment to the
Scheme Consideration shall be made such that the number of New Intrepid
Shares issued for every Emperor Share is adjusted on a pro rata basis, in accordance with the Valuation which shall be disclosed in the Scheme
Booklet, provided that:

(i)
there shall be no adjustment to the Scheme Consideration if the
Valuation produced is a positive number; and
(ii)
the adjustment shall be made using the same principle adopted to determine the Scheme Consideration as at the date of this Deed.
(f)
If Emperor enters into an agreement for the Sale of Tolukuma prior to
8.00am on the Second Court Date and provided that:
(i)
such agreement has not been terminated as at the Effective Date;
(ii)
as at the Effective Date, the Sale of Tolukuma is unconditional, such that all conditions to the sale have been fulfilled, excluding only any required PNG-based third party regulatory approvals in respect thereof;
(iii)
the agreement for the Sale of Tolukuma is unconditionally
completed before 31 March 2008;
the net proceeds of such Sale of Tolukuma, whether in cash or other consideration, shall be for the exclusive benefit of Emperor Shareholders, and shall be distributed following receipt to Emperor Shareholders reflected on the Register as at 10.00pm on the Record Date. For the avoidance of doubt, the parties agree that in determining the net proceeds from the Sale of
Tolukuma for the purposes of this clause the proceeds shall be net of:
(iv)
costs of the sale (including payment of all Taxes, costs, fees and expenses associated with the transaction),
(v)
any payables and accrued liabilities and a provision for contingent liabilities, if any, associated with Tolukuma which remain with
Emperor as at the date of unconditional completion of the Sale of
Tolukuma; and
(vi)
only in the event that no adjustment has been made to the Scheme
Consideration in accordance with clause 6.2(e), any holding costs
(by way of cash out flows) between the Business Day prior to the
Second Court Date and the date on which the Sale of Tolukuma is unconditionally completed which are in excess of $1 million.
6.3
Allotment and issue of New Intrepid Shares
Subject to the Scheme becoming Effective, Intrepid must:
(a)
allot and issue the New Intrepid Shares in accordance with clause 6.2 on terms such that each New Intrepid Share will rank equally in all respects with each existing Intrepid Share;
(b)
do everything reasonably necessary to ensure that the New Intrepid Shares are approved for official quotation on ASX and TSX and that trading in the
New Intrepid Shares commences by the first Business Day after the
Implementation Date; and
(c)
ensure that on issue, each New Intrepid Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

6.4          No other Conditions

The Scheme will not be conditional upon any other matters which are not contemplated in this Deed.
7.         Implementation
7.1        Emperor's obligations
Emperor must execute all documents and do all acts and things reasonably necessary for the implementation and performance of the transactions contemplated by this
Deed and in particular Emperor must:
(a)           Directors' recommendation: subject to no Superior Proposal being received by Emperor, state (on the basis of statements made to it by each of its directors) that a majority of the Emperor Directors recommend to the
Emperor Shareholders that the Scheme be approved, which statement shall be made in the Scheme Booklet. This paragraph is subject to clause 3 which sets out the agreement of the parties about the content of the initial announcement about the Scheme;
(b)           Independent Expert: within 10 Business Days of the date of this Deed, determine whether or not to appoint and brief the Independent Expert (and any other specialist expert required). If it does so it must provide all assistance and information reasonably requested by the Independent
Expert (and any such specialist expert) to enable the preparation of the necessary report(s) for the Scheme Booklet;
(c)           Scheme Booklet: as soon as practicable after the date of this Deed, prepare the Scheme Booklet in compliance with the Corporations Act, Policy
Statement 60, Policy Statement 142 and the Listing Rules, make available to Intrepid drafts of the Scheme Booklet and consider in good faith comments from Intrepid and its Representatives on those drafts and not unreasonably fail to give effect to such comments;
(d)
Approval of Regulators' Draft: as soon as practicable after preparation of the Regulators' Draft procure that a meeting of the Emperor Board is convened to approve the Regulators' Draft as being in a form appropriate for dispatch to the Emperor Shareholders, subject to completion of dates, numbers and minor corrections;
(e)
Liaison with ASIC: as soon as practicable after the date of this Deed, provide a copy of the Regulators' Draft to ASIC and liaise with ASIC throughout the Regulatory Review Period;
(f)            Regulatory Review Period: during the Regulatory Review Period, keep
Intrepid informed of any matters raised by ASIC in relation to the Scheme
Booklet, and use best endeavours in co-operation with Intrepid to resolve any such matters;
(g)
Approval of Scheme Booklet and Registration: as soon as practicable at the conclusion of the Regulatory Review Period procure that a meeting of the Emperor Board is convened to approve the Scheme Booklet for dispatch to the Emperor Shareholders and obtain registration of the Scheme Booklet by ASIC;

(h)
Section 411(17)(b) statement: apply to ASIC for the production of a statement pursuant to section 41 1(17)(b) of the Corporations Act stating that
ASIC has no objection to the Scheme;
(i)            Scheme Meeting: promptly after the approvals referred to in clauses 7.1(g)
and 7.1(h) have been received:
(i) apply to the Court for orders convening the Scheme Meeting; and
(ii)
take all steps necessary to comply with the orders of the Court including, as required, dispatching the Scheme Booklet to the
Emperor Shareholders and convening and holding the Scheme
Meeting;
(j)
Approval of Scheme: if the resolution submitted to the Scheme Meeting in relation to the Scheme is passed by the required majorities under the
Corporations Act, promptly apply to the Court for orders approving the
Scheme and if that approval is obtained:
(i)
promptly lodge with ASIC office copies of the orders approving the
Scheme;
(ii)
close the Register as at 10.00 pm on the Record Date and
determine entitlements to the Scheme Consideration:
(iii)
execute proper instruments of transfer and effect and register the transfer of the Emperor Shares subject to the Scheme; and
(iv)
do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court approving the same;
(k)
Option Offers: do all other things contemplated by or necessary to give effect to the offers to be made by Intrepid to Emperor Option Holders as contemplated by this Deed or to effect the cancellation or exercise of all
Emperor Options;
(l)            Emperor Information: promptly prepare and provide to Intrepid, for inclusion in the Intrepid Information Circular, all such information relating to
Emperor as is required under National Instrument Form 51-102F5 and all other applicable laws;
(m)
Emperor Prescribed Occurrence: use its best endeavours to ensure that an Emperor Prescribed Occurrence does not occur between the date of this
Deed and the Implementation Date;
(n)
Conduct of business: during the period from the date of this Deed to the
Implementation Date conduct the Business in the ordinary and usual course consistent with the way the Business is being conducted as at the date of entering into this Deed and in accordance with any business plans approved by the Emperor Board and disclosed to Intrepid or its Representatives prior to the date of this Deed;
(o)           Consultation: during the period from the date of this Deed to the
Implementation Date consult with Intrepid in relation to the conduct of the
Business and consider in good faith Intrepid's views in relation to the same
(provided that this shall not apply to any Excluded Transaction);

(p)            ASX Listing: use its best endeavours to ensure that the Emperor Shares continue to be listed on ASX until the close of business on the
Implementation Date;
(q)
Communication to Emperor Shareholders: not issue any communication to any Emperor Shareholder nor enter into communication with any regulatory authority (including any court) in relation to the Scheme without first consulting with Intrepid as to the form and substance of that communication;
(r)
Publication of information on website: as soon as they become available, publish on its website the dates fixed for any Court hearing in relation to the Scheme, including any adjournments or continuance of these hearings, the date of the Scheme Meeting and the text of all announcements made to ASX in connection with the Scheme;
(s)            Compliance with laws: do everything reasonably within its power to ensure that the transactions contemplated by this Deed are effected in accordance with all laws and regulations applicable in relation to the
Scheme in Australia and, where applicable, in Canada;
(t)             Tolukuma: do everything reasonably within its power and take all reasonable steps to enter into an agreement for the Sale of Tolukuma and effect a Sale of Tolukuma on or before 8.00am on the Second Court Date
(such that all conditions to the sale, excluding only any required PNG-based third party regulatory approvals in respect thereof, have been fulfilled);
(u)            Access to Information: between the date of this Deed and the End Date,
Emperor will provide Intrepid with access to all information in relation to
Tolukuma and Tolukuma Gold Mines Limited as is reasonable for the purposes of undertaking continuing informatory investigations; and
(v)
Sale of Fortis: do everything reasonably within its power and take all reasonable steps to enter into an agreement for the Sale of Fortis and effect a Sale of Fortis on or before 8.00am on the Second Court Date.
7.2          Intrepid's obligations
Intrepid must execute all documents and do all acts and things reasonably within its power necessary for the implementation and performance of the transactions contemplated by this Deed and in particular Intrepid must:
(a)
Emperor Options: no later than 10 Business Days after the date of this
Deed make an offer to each Emperor Option Holder and each person to whom Further Emperor Options are to be issued, to acquire on the
Implementation Date (such offer to be unconditional, save that it may be made subject to Implementation occurring) all of the Emperor Options and
Further Emperor Options (once issued and subject to such issue) held by that person to the extent that they have not lapsed or been exercised prior to the Implementation Date for the following consideration:
(i)
in the case of all Emperor Other Options and Further Emperor
Options (excluding those Further Emperor Options to be issued to
Brad Gordon), to be satisfied by the payment, within 10 Business
Days after the Implementation Date, of cash as follows:

(A)
$0.023 per option (total $112,260), in the case of the
Emperor Other Options issued on 8 May 2006, and the
Further Emperor Options issued on or after the date of
this Deed, with an exercise price of $0.41;
(B)
$0.001 per option (total $100), in the case of the
Emperor Other Options issued on 31 October 2002 with
an exercise price of $0.57; and
(C)
$0.005 per option (total $2,000), in the case of the
Emperor Other Options issued on 2 December 2004
with an exercise price of $0.63; or
(ii)
in the case of the Emperor $0.13 Options and the Further Emperor
Options to be issued to Brad Gordon, to be satisfied by the issue, within 10 Business Days after the Implementation Date, of one
New Intrepid $0.5525 Option for every 4.25 Emperor $0.13
Options or Further Emperor Options issued to Brad Gordon.
Notwithstanding the terms of clause 7.2(a)(i), the parties agree that the cash sums referred to therein shall be adjusted in accordance with the same principle used to determine the cash sum as at the date of this Deed as a result of any permitted adjustment to the exercise prices of the Emperor
Other Options and Further Emperor Options (excluding those Further
Emperor Options to be issued to Brad Gordon).
(b)           Intrepid Information: promptly prepare and provide to Emperor, for inclusion in the Scheme Booklet, all such information relating to Intrepid as is required under Chapter 5 the Corporations Act, the Regulations and all
other applicable laws and in accordance with relevant ASIC policy statements including all information which would be required in a Bidder's
Statement for the issue of the Scheme Consideration to Scheme
Participants if it were share consideration under a takeover offer pursuant to
Chapter 6 of the Corporations Act;
(c)           Independent Expert: if commissioned by Emperor promptly provide all assistance and information reasonably requested by the Independent
Expert (and any other specialist expert required) to enable the preparation of the necessary report(s) for the Scheme Booklet;
(d)
Review of Scheme Booklet: review the drafts of the Scheme Booklet prepared by Emperor and provide comments on those drafts in good faith;
(e)
Approval of Regulators' Draft: as soon as practicable after preparation of the Regulators' Draft procure that a meeting of the Intrepid Board is convened to approve those sections of the Regulators' Draft that relate to the Intrepid Group and the Intrepid Shares as being in a form appropriate for dispatch to the Shareholders subject to completion of dates, numbers and minor corrections;
(f)
Approval of Scheme Booklet: as soon as practicable at the conclusion of the Regulatory Review Period procure that a meeting of the Intrepid Board is convened to approve those sections of the Scheme Booklet that relate to the Intrepid Group and the Intrepid Shares as being in a form appropriate for dispatch to the Emperor Shareholders;

(g)           Representation: procure that, at the discretion of Intrepid or if requested by Emperor, Intrepid is represented by counsel at the Court hearings convened for the purposes of sections 411(1) and 411(4)(b) of the
Corporations Act, at which, through its counsel, Intrepid will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be necessary in order to ensure the fulfilment of its obligations under this Deed and the Scheme;
(h)           Intrepid Information Circular: as soon as practicable after the date of this
Deed, prepare the Intrepid Information Circular in accordance with Form 51-
102F6 and consider in good faith comments from Emperor and its
Representatives on those drafts and not unreasonably fail to give effect to such comments;
(i)            Scheme Consideration: if the Scheme becomes Effective, Intrepid to provide the Scheme Consideration in accordance with clause 6.2 on the
Implementation Date;
(j)            ASX quotation: ensure that prior to the Second Court Date, application is made to ASX for the New Intrepid Shares which are to be issued to Scheme
Participants in accordance with the Scheme for approval of the official quotation by the ASX on a deferred settlement basis as soon as practicable after the Effective Date and on a normal settlement basis no later than the first business day after the Implementation Date, which approval may be conditional on the issue of those shares and other conditions customarily imposed by the ASX including implementation of the Scheme;
(k)           TSX quotation: ensure that prior to the Second Court Date, the approval of the TSX has been obtained to the listing or unconditional reservation for listing on the TSX of all New Intrepid Shares to be issued as Scheme
Consideration and that trading in such shares on a normal settlement basis will commence no later than the first business day after the Implementation
Date, which approval may be conditional on the issue of those shares and other conditions customarily imposed by the TSX including implementation of the Scheme;
(l)            Deed Poll: prior to the despatch of the Scheme Booklet, execute the Deed
Poll;
(m)          Intrepid Board Appointments: Prior to the Second Court Date, appoint with effect from the Implementation Date, Brad Gordon as a director and
Chief Executive Officer of Intrepid and up to three further Emperor nominees as non-executive directors of Intrepid and cause the composition of the board of directors to be up to 8 directors from the Implementation
Date, provided that, on the Business Day prior to the Second Court Date, there shall be an equal number of Emperor nominees and Intrepid nominees appointed to the Intrepid Board with effect from the
Implementation Date;
(n)
Intrepid Prescribed Occurrence: use its best endeavours to ensure that an Intrepid Prescribed Occurrence does not occur between the date of this
Deed and the Implementation Date;
(o)
Emperor Employees: following the Effective Date, offer to continue the employment of Emperor’s Specified Existing Employees on the same terms and conditions as currently enjoyed for at least 12 months and pay to any such Specified Existing Employees any annual bonuses (not exceeding the sum disclosed to Intrepid in writing prior to the date of this Deed) to which they may become entitled in or about January 2008 (subject to the terms of their existing employment contracts and any applicable determination by the chief executive officer and the remuneration committee) without having regard to any interruption to their employment with Emperor as a result of the implementation of the Scheme;
(p)            Reasonable assistance: provide any assistance or information reasonably requested by Emperor in relation to the Scheme;
(q)            Consultation: during the period from the date of this Deed to the
Implementation Date consult with Emperor in relation to the conduct of its business and consider in good faith Emperor's views in relation to the same;
and
(r)
Intrepid Material Contracts: on or before the date of despatch of the
Scheme Booklet, Intrepid will consult with Emperor in relation to the Intrepid
Material Contracts with a view to determining whether Intrepid should seek to finalise, amend or document in any way the Intrepid Material Contracts.
7.3         Implementation steps
The parties must use their best endeavours to implement the Scheme in accordance with the timetable set out in Schedule 2.
7.4         Appeal process
If the Court refuses to make any orders convening the Scheme Meeting or approving the Scheme, Emperor must appeal the Court's decision to the fullest extent possible
(except to the extent that the parties agree otherwise, or independent Senior Counsel indicates that, in his view, an appeal would have no reasonable prospect of success before the End Date). If such an appeal is undertaken by Emperor at the request of
Intrepid then unless the parties otherwise agree, Intrepid will bear Emperor's reasonable costs of the appeal.
7.5
Emperor Board post Implementation
On the Effective Date, Emperor will use its best endeavours to ensure that all non-executive directors of Emperor resign and (unless otherwise determined by
Intrepid) two Intrepid nominees are appointed to the Emperor Board.
7.6
Preparation for Conduct of Business after Implementation Date
The parties must work together in good faith from the date of this Deed up to and including the Implementation Date to facilitate the efficient implementation of Intrepid's plans for the Business following the Implementation Date, subject to compliance with their respective obligations, powers and duties under this Deed, their constituent documents and all applicable law and the proper performance by Emperor's directors of their fiduciary duties.
8.         No Solicitation
8.1       No-Shop restriction
During the Exclusivity Period, each party must ensure that neither it nor any of its
Representatives directly or indirectly solicits, invites, facilitates any discussions or negotiations (or encourages, or communicates any intention to do any of those things), with a view to obtaining any offer or proposal from any Person for or in respect of a Competing Transaction in relation to that party.
8.2
No talk/ due diligence
Without limiting the generality of clause 8.1, during the Exclusivity Period each party must not itself or through its Representatives, in connection with or for the purposes of a Competing Transaction in relation to that party, without the other party's prior written consent, directly or indirectly participate or engage in any negotiations or discussions with any Person or provide or make available any information to any Person (including any information or access for the purposes of undertaking due diligence investigations on the Restricted Party or any of its Related Bodies Corporate).
8.3        Notification
During the Exclusivity Period, each party will promptly advise the other party of:
(a)
any approach, inquiry or proposal made to, and any attempt to initiate or continue negotiations or discussions with, it or any of its Representatives with respect to any Competing Transaction, whether unsolicited or otherwise; and
(b)
subject to preserving the confidentiality of any such information in accordance with its legal obligations, any request for or provision by it or any of its Representatives of any information relating to it or any of its
Related Bodies Corporate or any of their businesses or operations to any person in connection with or for the purposes of a Competing Transaction.
8.4
Right to respond
(a)
If during the Exclusivity Period a party (Recipient) receives any proposal in relation to a Competing Transaction which its board of directors determines is (or will be subject only to the proposal being publicly announced) a
Superior Proposal and wishes to recommend that Competing Transaction, or enter into any agreement, commitment, arrangement or understanding relating to that Competing Transaction, the Recipient must give the other party notice of the Competing Transaction, which notice must include all material details of the Competing Transaction, including details of the proposed bidder or acquirer.
(b)
If the Recipient gives the other party a notice in accordance with clause
8.4(a):
(i)
it must not, until the expiration of 3 Business Days following the receipt of that notice by the other party, enter into any legally binding agreement with respect to the Competing Transaction or otherwise progress or facilitate the Competing Transaction,
including by permitting the bidder or acquirer to undertake due diligence investigations on it or any of its Related Bodies Corporate;
and
(ii)
the other party will have the right, but not the obligation, at any time until the expiration of 3 Business Days following receipt of that notice to offer to amend the terms of the Scheme or propose any other transaction (each a Counterproposal), and if the other party does so, the Recipient's board of directors must review the
Counterproposal in good faith to determine whether the

Counterproposal is more favourable to Scheme Participants (or the
Intrepid Shareholders, as the case may be) than the Competing
Transaction.
(c)
If the Recipient's board of directors determines in good faith that the
Counterproposal is more favourable to Scheme Participants (or the Intrepid
Shareholders, as the case may be) than the Competing Transaction, then:
(i)
if the Counterproposal contemplates an amendment to the Scheme, the parties must enter into an agreement amending this Deed and reflecting the Counterproposal;
(ii)
if the Counterproposal contemplates any other transaction, the
Recipient must make an announcement to ASX as soon as
reasonably practicable which states that its board of directors recommend the Counterproposal, in the absence of a Superior
Proposal, and the parties must pursue implementation of the
Counterproposal in good faith.
(d)           For the purposes of this clause 8.4, each successive material modification of any proposal in relation to a Competing Transaction will be deemed to constitute a new Competing Transaction and the provisions of this clause
8.4 will apply to each such new modified proposal.
8.5         Exceptions
Nothing in this clause 8 prevents a party from:
(a)
providing information to its Representatives;
(b)
providing information to rating agencies or any Governmental Authority;
(c)
providing information to its auditors, advisers, banks and other financial institutions, customers and suppliers acting in that capacity, in the ordinary and usual course of business; or
(d)
making presentations to brokers, portfolio investors or analysts in the ordinary and usual course of business.
8.6
Limitation on No Talk
Clause 8.2 (No Talk) does not restrict a party otherwise bound by clause 8.2 from responding to a bona fide offer or proposal which was not solicited or initiated by the
Restricted Party if and to the extent necessary to discharge his or her fiduciary duties as a director of Emperor or Intrepid in accordance with the written opinion of Queen’s
Counsel or Senior Counsel or Canadian counsel.
9.         Termination
9.1        Termination by Emperor
Emperor may, by notice in writing to Intrepid, terminate this Deed if:
(a)
Intrepid is in material breach of its obligations under this Deed (including a breach of the representations and warranties in clause 10.1) and Intrepid has failed to remedy that breach within 5 Business Days of receipt by it of a notice in writing from Emperor setting out details of the relevant circumstance and requesting Intrepid to remedy the breach;
(b)
without limiting paragraph (a), Intrepid is in breach of any of its obligations under clause 7.2;
(c)
any of the Conditions Precedent (which are for the benefit of Emperor)
becomes incapable of being satisfied and is not otherwise waived, including, without limitation, because of the occurrence of an Intrepid Prescribed
Occurrence;
(d)
the Effective Date does not occur before the End Date;
(e)
a Superior Proposal is announced in relation to Emperor between the date of this Deed and the Effective Date; or
(f)
if any court or regulatory authority has taken any action permanently restraining or otherwise prohibiting the Scheme or has refused to do anything necessary to permit the Scheme and such action or refusal has become final and unable to be appealed.
9.2        Termination by Intrepid
Intrepid may, by notice in writing to Emperor, terminate this Deed if:
(a)
Emperor is in material breach of its obligations under this Deed (including a breach of the representations and warranties in clause 10.2) and Emperor has failed to remedy that breach within 5 Business Days of receipt by it of a notice in writing from Intrepid setting out details of the relevant circumstance and requesting Emperor to remedy the breach; or
(b)
without limiting paragraph (a), Emperor is in breach of any of its obligations under clause 7.1;
(c)
any of the Conditions Precedent (which are for the benefit of Intrepid)
becomes incapable of being satisfied and is not otherwise waived, including, without limitation, because of the occurrence of an Emperor Prescribed
Occurrence;
(d)
the Effective Date does not occur before the End Date;
(e)
a Superior Proposal is announced in relation to Intrepid between the date of this Deed and the Effective Date; or
(f)
if any court or regulatory authority has taken any action permanently restraining or otherwise prohibiting the Scheme or has refused to do anything necessary to permit the Scheme and such action or refusal has become final and unable to be appealed.
9.3        Preservation of Rights
If a party terminates this Deed, all obligations of the parties under this Deed, other than this clause and clauses 1, 12, 13.1, 13.5, 13.10 and 13.12, shall immediately cease to be of further force or effect, but nothing in this clause releases any party from any pre-termination breach of this
Deed and the termination of this Deed is without prejudice to the accrued rights of the parties as at the date of termination.

10.        Warranties and Indemnities
10.1        Intrepid representations and warranties
Intrepid represents and warrants to Emperor that:
(a)
the execution and delivery of this Deed has been properly authorised by all necessary corporate action of Intrepid;
(b)
Intrepid has full corporate power and lawful authority to execute and deliver this Deed and to perform or cause to be performed its obligations under this
Deed;
(c)
the Intrepid Due Diligence Information is true and accurate in all material respects as at the date at which it was provided to Emperor and Intrepid has not knowingly or recklessly:
(i)
omitted to disclose information to Emperor, the disclosure of which might reasonably be expected to have resulted in Emperor not entering into this Deed, or entering into it on materially different terms, including any information as to the existence of any
Liabilities;
(ii)
omitted anything from the Intrepid Due Diligence Information such as to make any part of that information materially false or
misleading; or
(iii)
included anything materially false or misleading in the Intrepid Due
Diligence Information.
(d)
this Deed does not conflict with or result in the breach of or default under any provision of the constitution of Intrepid or any material term or provision of any agreement or deed or writ, order or injunction, judgement, law, rule or regulation to which it is party or subject or by which it is bound;
(e)
Intrepid's financial statements for the six months ending 30 June 2007 give a true and fair view of the financial position of Intrepid as at that date and are prepared on a consistent basis with past practices (except to the extent that adoption of AIFRS requires a change to past practices) and in accordance with all relevant accounting standards;
(f)
to the best of its knowledge, Intrepid has fully complied with its continuous disclosure obligations under section 674 of the Corporations Act and Rule
3.1 of the Listing Rules and Intrepid is a reporting issuer in the Provinces of
Alberta, British Columbia, Manitoba, Nova Scotia and Ontario pursuant to the securities laws of Canada and is not in default of any requirement of applicable securities laws, regulations, orders, rules and policies of such jurisdictions and the Intrepid Shares are listed on the TSX and all documents and information have been filed by Intrepid under applicable laws, regulations, orders, rules and policies;
(g)
the New Intrepid Shares to be issued in accordance with clause 6.2, will be duly authorised and validly issued, fully paid, free of all security interests and third party rights and will rank equally with all other Intrepid Shares then on issue;

(h)
as at the date of despatch of the Scheme Booklet, the Intrepid Information provided to Emperor for inclusion in the Scheme Booklet is complete and accurate in all material respects and is not misleading (including by omission);
(i)
it will provide Emperor all such further or new information of which it becomes aware that arises after the Scheme Booklet has been despatched until the date of the Scheme Meeting where that is necessary to ensure that the Scheme Booklet continues to comply with the Corporations Act and relevant ASIC Policy;
(j)
it and its Subsidiaries have complied in all material respects with all material
Australian, Canadian and other foreign laws and regulations applicable to them and have all material licenses, permits and franchises necessary for them to conduct their respective businesses as presently being conducted;
(k)
it and its Subsidiaries have all material mining licences, environmental approvals, planning permits, approved work plans and other consents necessary for the development and mining of its operations at Paulsens and have not received any notices of non-compliance, breach of or default of the same;
(l)
The capital structure of Intrepid is accurately reflected in Schedule 3; and
(m)
To the best of its knowledge and belief at the date of execution of this Deed,
Intrepid's projected cashflow model for the period ending 31 March 2008, gives a true and fair view of the projected cashflow for Intrepid for such period.
10.2
Emperor representations and warranties
Emperor represents and warrants to Intrepid that:
(a)
the execution and delivery of this Deed has been properly authorised by all necessary corporate action of Emperor;
(b)
Emperor has full corporate power and lawful authority to execute and deliver this Deed and to perform or cause to be performed its obligations under this
Deed;
(c)
the Emperor Due Diligence Information is true and accurate in all material respects as at the date at which it was provided to Intrepid and Emperor has not knowingly or recklessly:
(i)
omitted to disclose information to Intrepid, the disclosure of which might reasonably be expected to have resulted in Intrepid not entering into this Deed, or entering into it on materially different terms, including any information as to the existence of any
Liabilities;
(ii)
omitted anything from the Emperor Due Diligence Information such as to make any part of that information materially false or
misleading; or
(iii)
included anything materially false or misleading in the Emperor Due
Diligence Information.

(d)
this Deed does not conflict with or result in the breach of or default under any provision of the constitution of Emperor or any material term or provision of any Material Contract, agreement or deed or writ, order or injunction, judgement, law, rule or regulation to which it is party or subject or by which it is bound;
(e)
the capital structure of Emperor as at the date of this Deed is accurately recorded in Schedule 4;
(f)
as at the date of despatch of the Scheme Booklet and the Intrepid Circular, the Scheme Booklet, the Intrepid Circular and the Emperor Information
(other than the Intrepid Information) is complete and accurate in all material respects and is not misleading (including by omission);
(g)
to the best of its knowledge, Emperor has fully complied with its continuous disclosure obligations under section 674 of the Corporations Act and Rule
3.1 of the Listing Rules;
(h)
it and its Subsidiaries have (or in the case of the Vatukoula Gold Mine and
Porgera had, at all times whilst it held an interest in those assets) all material mining licences, environmental approvals, planning permits, approved work plans and other consents necessary for the development and mining of its operations and have not received any notices of noncompliance, breach of or default of the same (other than the Special Site Right Permits granted to Emperor Gold Mining Company Limited and the Special Mining
Leases 54, 55 and 56 granted to Emperor Gold Mining Company Limited and
Koula Mining Company Limited in connection with the Vatukoula Gold Mine);
(i)
Emperor's financial statements for the 12 months ending 30 June 2007, released to the ASX on 30 August 2007, give a true and fair view of the financial position of Emperor as at that date and are prepared on a consistent basis with past practices (except to the extent that adoption of
AIFRS requires a change to past practices) and in accordance with all relevant accounting standards; and
(j)
To the best of its knowledge and belief at the date of execution of this Deed,
Emperor's projected cashflow model for the period ending 31 March 2008
(in the form provided to Intrepid prior to the date of this Deed), gives a true and fair view of the projected cashflow for Emperor for such period assuming the implementation of the Tujuh Bukit Joint Venture and the
Emperor Working Capital Funding and the continued operation of Tolukuma until 31 March 2008.
10.3
Reliance on representations and warranties
Each party acknowledges that the other party has executed this Deed and agreed to take part in the transactions that this Deed contemplates in reliance on the representations and warranties that are made in this clause 10.
10.4       When warranties are given
Each representation and warranty given or made under this clause 10 is given:
(a)
as at the date of this Deed;
(b)
as at the Due Diligence Satisfaction Date;
(c)
as at 8.00am on the Second Court Date; and

(d)
at any other date at which the representation and warranty is expressed to be given.
10.5
Indemnity by Emperor
Emperor indemnifies Intrepid, its directors, officers and employees against any loss or claim arising from or in connection with a breach of the representation and warranty in clause 10.2 provided that any claim for indemnification is notified to Emperor within 1 month of the earlier to occur of the date on which this Deed is terminated in accordance with its terms or the Effective Date.
10.6       Indemnity by Intrepid
Intrepid indemnifies Emperor, its directors, officers and employees against any loss or claim arising from or in connection with a breach of the representation and warranty in clause 10.1 provided that any claim for indemnification is notified to Intrepid within 1 month of the earlier to occur of the date on which this Deed is terminated in accordance with its terms or the Effective Date.
10.7       Release
(a)
Subject to section 199A of the Corporations Act and clause 10.7(b), no director, officer or employee of a party is liable for anything done or purported to be done in connection with Implementation.
(b)
Clause 10.7(a) does not exclude a director, officer or employee from any liability which may arise from wilful misconduct or a grossly negligent act or omission on the part of the person.
(c) Each party receives and holds the benefit of this release, to the extent that it relates to its directors, officers and employees as agent for them.
11.         GST
11.1
GST payable in addition to consideration for taxable supplies
A recipient of a taxable supply made under or in connection with this Deed must:
(a) pay to the supplier, in addition to the consideration for the taxable supply. an
amount equal to any GST paid or payable by the supplier in respect of the taxable supply, without deduction or set-off of any other amount; and
(b)
make the payment either when the consideration for the taxable supply is payable, or upon demand.
11.2        Tax Invoice
The supplier must issue a tax invoice to the recipient for any supply for which the supplier may recover GST from the recipient under or in connection with this Deed.
11.3
Consideration exclusive of GST
Any consideration or payment obligation in this Deed is exclusive of GST unless stated otherwise.

11.4        Definition
Any reference in this clause 11 to a term defined or used in the A New Tax System
(Goods and Services Tax) Act 1999 (Cth) is, unless the context indicates otherwise, a reference to that term as defined or used in that Act.
12.        Public Announcements and confidentiality
(a)
Subject to clause 3, each of the parties will procure that neither it nor any of its Related Bodies Corporate will make any public announcement or other disclosure to any person in relation to this Deed, the transactions contemplated by this Deed and information of which it has become aware in connection with this Deed, unless it first consults with and obtains the agreement in writing of the other party, provided that:
(i)
after that consultation, no party will be entitled to withhold agreement in the case of a public announcement or notification where and to the extent that the same is required by law or the
Listing Rules; and
(ii)
a party will be entitled to make disclosures to the directors, secretary, professional advisers and bankers of that party and its
Related Body Corporate so long as the parties use all reasonable endeavours to ensure that the matters disclosed are kept
confidential.
(b)
If this Deed is rescinded or terminated, the parties will cease using and return to each other all information and documents disclosed or provided to each other or to any Related Body Corporate of either party or to the directors, secretary or professional advisers of other party or of any Related
Body Corporate in connection with this Deed.
13.        General
13.1
Governing Law and Jurisdiction
This Deed is governed by the laws of Queensland, Australia. Each party irrevocably submits to the jurisdiction of the Courts of Queensland, Australia and courts competent to hear appeals from those courts.
13.2       Severability
Any provision of this Deed which is illegal, void or unenforceable shall be severed without prejudice to the balance of the provisions hereof.
13.3       Operation of indemnities
(a)
Each representation, warranty and indemnity in this Deed survives the expiry or termination of this Deed.
(b)
A party may recover a payment under an indemnity in this Deed before it makes the payment in respect of which the indemnity is given.

13.4       Entire Agreement

This Deed contains the entire agreement of the parties with respect to its subject matter, sets out the only conduct relied on by the parties and supersedes all earlier conduct by the parties with respect to its subject matter.
13.5       Assignment
The rights and obligations of each party under this Deed are personal. They cannot be assigned, encumbered or otherwise dealt with and neither party may attempt or purport to do so without the prior written consent of the other party.
13.6      No Waiver
(a)
No failure to exercise or enforce and no delay in exercising or enforcing any right, power or remedy under this Deed will operate as a waiver. Nor will any single or partial exercise of any right, power or remedy preclude any other or further exercise of that or other right, power or remedy.
(b)
Any waiver or consent given by any party under this Deed will only be effective and binding on that party if it is given or confirmed in writing by that party.
(c)
No waiver of a breach of any term of this Deed will operate as a waiver of another breach of that term or of a breach of any other term of this Deed.
13.7      Counterparts
This Deed may be executed in any number of counterparts. All counterparts taken together will be taken to constitute one agreement.
13.8      Notices
Any communication under or in connection with this Deed:
(a) must be in writing;
(b) must be addressed as shown below:
To Intrepid:
Name:                     Company Secretary
Address: Level 2, 34 Colin Street
West Perth WA 6005
Fax no: (08) 9346 0001
To Emperor:
Name:                     Company Secretary
Address:
Level 1, 490 Upper Edward Street
Spring Hill QLD 4004
Fax no. (07) 3007 8080
(or as otherwise notified by that party by the other party from time to time).

(c)
must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;
(d)
must be delivered by hand or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 12.8(b);
and
(e)
will be deemed to be received by the addressee:
(i)
(in the case of prepaid post) on the third Business Day after the date of posting to an address within Australia, and on the fifth
Business Day after the date of posting to an address outside of
Australia;
(ii)
(in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the
machine form which that fax is sent and which confirms
transmission of that fax in its entirety, unless that local time fails on a day that is not a Business Day, or is after 5.00 pm on a Business
Day, when that communication will be deemed to be received at
9.00 am on the next Business Day; and
(iii)
(in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 13.8(b) unless that delivery is made on a day that is not a Business Day, or after 5.00 pm on a
Business Day, when that communication will be deemed to be
received at 9.00 am on the next Business Day.
13.9       Further acts
Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this Deed.
13.10     Amendments
This Deed may only be varied by a document signed by or on behalf of each of the parties.
13.11
No merger of rights and obligations
The rights and obligations of the parties will not merge on completion of any transaction under this Deed. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.
13.12
Costs and Stamp Duty
(a)
Each party will bear and be responsible for their own costs and expenses, including legal, accounting and advisory costs and expenses, in connection with the negotiation, preparation, completion and carrying into effect of this
Deed and any instrument or transaction contemplated in or necessary to give effect to this Deed, the Scheme Booklet and the Scheme.
(b)
Intrepid will bear and be responsible for all stamp duty payable on this Deed or any instrument necessary to give effect the Scheme.

SCHEDULE 1
EMPEROR MATERIAL CONTRACTS
No
Material Contract
1
Joint Venture Interest Sale Deed - Procurement Deed Emperor and Barrick Gold Corporation
2
Joint Venture Interest Sale Deed between DRD (Porgera) Limited, Emperor, Barrick (Niugini)
Limited and Barrick Gold Corporation
3
Subscription Agreement between Emperor and Barrick Gold Corporation
4
Documentation for the sale of Vatukoula Gold Mine including the Share Sale Agreement between Westech Pty Ltd and Emperor Mines Limited (as varied by letter dated 28 March 2007).

SCHEDULE 2
SCHEME TIMETABLE
Event
Date
Complete Draft Scheme Booklet
12 October 2007
Lodge Scheme Booklet with ASIC for review
15 October 2007
Application in respect of the court hearing to be held on the First Court
Date, filed with the court, served on ASIC and delivered to ASX
16 October 2007
First Court Date 2 November 2007
Printing and despatch of Intrepid meeting materials (subject to, if appropriate, receipt of regulatory approval of Intrepid meeting materials)
9 November 2007
Printing and despatch of Scheme Booklet
9 November 2007
Intrepid general meeting to obtain Intrepid Shareholder Approval held
12 December 2007
Scheme Meeting held
13 December 2007
Second Court Date 17 December 2007
Lodge court order with ASIC (Effective Date)
18 December 2007
Record Date 24 December 2007
Implementation Date 2 January 2008

SCHEDULE 3
INTREPID CAPITAL STRUCTURE
1.          146,487,090 Intrepid Shares
2.          17,887,153 Exchangeable Shares
3. 1 special voting share in Intrepid (to facilitate voting of Exchangeable Shares)
4. 6,900,000 Intrepid Warrants (C$0.90 – 21/06/08)
5. 828,000 Intrepid Warrants (C$0.70 – 21/06/08)
6. 10,724,841 Intrepid Options (as set out below):
No. of options Expiry date Exercise price
4,125,000                           13/10/07
$1 .050
416,667                           30/04/09
$0.600
62,500                           30/06/09
$0.600
116,668                           28/02/10
$0.684
29,167                           30/04/10
$0.672
20,834                           03/07/10
$0.648
62,500                           03/08/10
$0.636
25,000                           14/09/10
$0.696
25,000                           29/09/10
$0.744
16,667                           05/10/10
$0.720
33,334                           18/10/10
$0.672
37,501                           25/10/10
$0.660
83,334                           08/11/10
$0.636
16,667                           12/11/10
$0.612
16,667                           16/11/10
$0.612
20,834                           11/12/10
$0.732
16,667                           01/03/11
$0.828
20,834                           28/03/11
$0.864
85,000                           13/02/08
C$0.53
535,000                           15/09/08
C$0.63
1,597,500                           27/04/09
C$0.93
680,000                           18/05/10
C$0.65
62,500                           12/08/08
C$0.60
50,000                           03/12/08
C$0.80
150,000                           19/07/09
C$0.75
40,000                           01/02/10
C$0.53
20,000                           22/02/10
C$0.60
65,000                           06/06/10
C$0.42
738,000                           12/09/11
$1.05
99,000                           01/10/11
$0.98
284,000                           01/01/12
$0.76
80,000                           01/01/12
C$0.70
1,000,000                           04/04/09
$0.52
93,000                           04/04/12
$0.49

SCHEDULE 4
EMPEROR CAPITAL STRUCTURE
EMPEROR SHARES
1,046,005,621 fully paid ordinary shares
EMPEROR OPTIONS
7,380,900 unquoted options
EMPEROR FURTHER OPTIONS (INTENDED TO BE ISSUED)
2,450,000 unquoted options (intended to be issued, subject, where applicable to Emperor shareholder approval)
Options
Option Holder
No. of
Options
held
Exercise
Price
Issue Date
Expiry Date
Bindon, Patrick 300,000 $0.13 1 June 2007 2 January 2012
Bourchier, Frazer 500,000 $0.13 1 June 2007 2 January 2012
Brand, Quinton 100,000 $0.13 1 June 2007 2 January 2012
Chidrawi, Vanessa 400,000 $0.13 1 June 2007 2 January 2012
Dormer, Damon 50,000 $0.13 1 June 2007 2 January 2012
Lewis, Ian 150,000 $0.13 1 June 2007 2 January 2012
Mollross, Mick 150,000 $0.13 1 June 2007 2 January 2012
Norris, Malcolm 500,000 $0.13 1 June 2007 2 January 2012
Robinson, Ray 200,000 $0.13 1 June 2007 2 January 2012
Sampson, Brad 500,000 $0.13 1 June 2007 2 January 2012
Van Woerkom, Wendy 50,000 $0.13 1 June 2007 2 January 2012
Vemer, David 150,000 $0.13 1 June 2007 2 January 2012
Wallace, John 400,000 $0.13 1 June 2007 2 January 2012
TOTAL          3,450,000
Emperor $0.13
Options
Emperor Other
Bourchier, Frazer 300,000 $0.41 8 May 2006 8 May 2011

Options
Option Holder
No. of
Options
held
Exercise
Price
Issue Date
Expiry Date
Brand, Quinton 210,000 $0.41 8 May 2006 8 May 2011
Chidrawi, Vanessa 214,100 $0.41 8 May 2006 8 May 2011
Gordon, Brad 1,280,500 $0.41 8 May 2006 8 May 2011
McDonald, Rob 1,200,000 $0.41 8 May 2006 8 May 2011
Mollross, Mick 151,000 $0.41 8 May 2006 8 May 2011
Solanki, Sailesh 75,300 $0.41 8 May 2006 8 May 2011
Total      3,430,900
Cooke Andrew 200,000 $0.63 2 December 2004 2 December 2009
Solanki, Sailesh 200,000 $0.63 2 December 2004 2 December 2009
Total         400,000
Cooke Andrew 100,000 $0.57 31 October 2002 30 October 2007
Total         100,000
Options
TOTAL 3,930,900
Options
Option Holder
No. of
Options
held
Exercise
Price
Issue Date
Expiry Date
Brad Gordon 1,000,000 $0. 13* TBA
Brad Sampson 300,000
$0.41                     TBA
Malcolm Norris 750,000 $0.41 TBA
John Wallace 400,000 $0.41 TBA
Further
Emperor
Options to be
issued
TOTAL                                    2,450,000
* Subject to any permitted adjustment to the exercise price in accordance with the terms of issue of the Emperor
$0.13 Options such that these options are issued with the same exercise price as the adjusted $0.13 Options.

SCHEDULE 5
INTREPID MATERIAL CONTRACTS
No
Parties
Name of Document
Services provided
Date
1
Barminco Limited and
Intrepid Mines Limited
Paulsens Underground
Mining Contract Agreement
Contract
underground mining
services
Draft
2
Roche Mining (JR) Pty Ltd
and Intrepid Mines Limited
Crushing Plant – Build and
Operate Contract
Contract crushing
services
Draft
3
Powerwest and Intrepid
Mines Limited
Power Station and
Distribution Facility Form of
Agreement
Power generation
and distribution
Draft
4
Compass Group (Australia)
Pty Ltd and Intrepid Mines
Limited
Camp Build, Own and
Transfer and Catering,
Janitorial and Grounds
Maintenance Services Form
of Agreement
Camp infrastructure
and services
Draft

Executed as a deed.
Executed by Emperor Mines Limited ABN 61 007
508 787 by or in the presence of:
Signature of Director
Signature of Secretary
/s/ B Gordon
/s/ V Chidraiw
Executed by Intrepid Mines Limited ABN 11 060
156 452 by or in the presence of:
Signature of Director
Signature of Director
/s/ C Jackson
/s/ L Curtis

ANNEXURE A
DEED POLL
Deed Poll
Intrepid Mines Limited
ABN 11 060 156 452
The holders of ordinary shares in Emperor Mines Limited
ABN 61 007 508 787

DEED POLL
DATE:
PARTIES
Intrepid Mines Limited ABN 11 060 156 452 (Intrepid)
Each person registered as a holder of fully paid ordinary shares in Emperor Mines
Limited ABN 61 007 508 787 (Emperor) as at the Record Date (Scheme Participant)
RECITALS
A.
In accordance with the Merger Implementation Deed, subject to the satisfaction of the
Conditions Precedent, Intrepid agreed to take all necessary steps to assist Emperor to implement the Scheme, including allotting and issuing the Scheme Consideration.
B.
Intrepid is entering into this deed poll to covenant in favour of the Scheme Participants to perform its obligations under the Merger Implementation Deed.
OPERATIVE PROVISIONS
1.
INTERPRETATION
1.1
Definitions
The following definitions apply in this deed poll.
Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between Emperor and the Scheme Participants which, if implemented, will give effect to the merger of Intrepid and Emperor.
Merger Implementation Deed means the merger implementation deed entered into by
Emperor and Intrepid on [insert date], under which both parties were to use best endeavours to implement the Scheme.
Other capitalised words and phrases have the same meaning as given to them in the
Scheme.
1.2
Rules for interpreting this deed poll
In this deed poll, headings and bolding are for convenience only and do not affect its interpretation and, unless the context requires otherwise:
(a) words importing the singular include the plural and vice versa;
(b)
a reference to any document (including the Scheme) is to that document as varied, novated, ratified or replaced;
(c)
a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to, this deed poll and a reference to this deed poll includes any annexure and schedule;

(d)
a reference to a party to a document includes that party's successors and permitted assigns;
(e)
no provision of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this deed poll or that provision;
(f)
a reference to an agreement other than this deed poll includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;
(g) the word "includes" in any form is not a word of limitation;
(h) a reference to "$" or "dollar" is to Australian currency; and
(i) a reference to time is a reference to Australian Eastern Summer Time.
1.3
Nature of this deed poll
Intrepid acknowledges that:
(a)
this deed poll may be relied on and enforced by any Scheme Participant in accordance with its terms even though the Scheme Participants are not party to it;
and
(b)
under the Scheme, each Scheme Participant appoints Emperor as its agent and attorney to enforce this document against Intrepid.
2.
CONDITIONS PRECEDENT AND TERMINATION
2.1
Conditions
Intrepid's obligations under clause 3 are subject to the Scheme becoming effective under section 411(10) of the Corporations Act.
2.2
Termination
If the Merger Implementation Deed is terminated or the Scheme has not become
Effective on or before the End Date, the obligations of Intrepid under this deed poll will automatically terminate, unless Emperor and Intrepid otherwise agree in writing.
2.3
Consequences of Termination
If this document is terminated under this clause 2.2 then, in addition and without prejudice to any other rights, powers or remedies available to it:
(a) Intrepid is released from its obligations to further perform this deed poll; and
(b)        Scheme Participants retain the rights they have against Intrepid in respect of any breach of this deed poll which occurs before it is terminated.

3.
PAYMENT OF SCHEME CONSIDERATION
Subject to clause 2, in consideration of the transfer to Intrepid of each Emperor Share held by a Scheme Participant under the terms of the Scheme, Intrepid will, on the
Implementation Date:
(a)
provide or procure the provision of the Scheme Consideration to each Scheme
Participant in accordance with the Scheme;
(b)
enter the name of each Scheme Participant on the register of members of Intrepid in respect of the aggregate number of New Intrepid Shares to be provided to each
Scheme Participant as consideration for all of his or her Emperor Shares in accordance with the Scheme; and
(c)
send or procure the dispatch to each Scheme Participant by pre-paid post to his or her address recorded in the Register at the Record Date, a holding statement in the name of that Scheme Participant representing the total number of New Intrepid
Shares to be issued to that Scheme Participant in accordance with the Scheme.
4.
INTREPID WARRANTIES
Intrepid represents and warrants that:
(a) it is a company limited by shares under the Corporations Act;
(b) it has full legal capacity and power to:
(i) own its property and to carry on its business; and
(ii)
enter into this deed poll and to carry out the transactions that this deed poll contemplates;
(c)
it has taken all corporate action that is necessary or desirable to authorise its entry into this deed poll and its carrying out the transactions this deed poll contemplates; and
(d)
this deed poll constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditor's rights generally) subject to any necessary stamping.
5.
CONTINUING OBLIGATIONS
This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:
(a) Intrepid has completely performed its obligations under this deed poll; or
(b) the earlier termination of this deed poll under clause 2.2.

6.
NOTICES
6.1      Form
Any communications in connection with this deed poll must be:
(a)         in writing;
(b) addressed as shown below:
Intrepid
Attention:                       Company Secretary
Address:                                   Level
2, 34 Colin Street
West Perth WA 6005
Fax No: (08) 9346 0001
(c)
signed by the person making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that person.
6.2      Delivery
They must be:
(a) left at the address set out for referred to in clause 6.1(b) of this deed poll;
(b)
sent by prepaid ordinary post (airmail if appropriate) to the address set out in clause 6.1(b) of this deed poll;
(c)
sent by fax to the fax number set out or referred to in clause 6.1(b) of this deed poll; or
(d) given in any other way permitted by law.
However, if the intended recipient has notified a changed postal address or changed fax number, then the communication must be to that address or number.
6.3      When effective
They take effect from the time they are received unless a later time is specified.
6.4      Receipt - postal
If sent by post, they are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).
6.5      Receipt – fax
If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

6.6
Receipt – general
Despite clauses 6.4 and 6.5, if they are received after 5.00 pm in the place of receipt or on a non-Business Day, they are to be taken to be received at 9.00 am on the next Business Day.
7.
AMENDMENT AND ASSIGNMENT
7.1
Amendment
A provision of this deed poll may not be varied unless:
(a) before the Second Court Date, the variation is agreed to in writing by Emperor; or
(b)
on or after the Second Court Date, the variation is agreed to in writing by
Emperor and is approved by the Court; and
(c)
Intrepid enters into a further deed poll in favour of Scheme Participants giving effect to that amendment.
7.2
Assignment
The rights and obligations of a person under this deed poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do
so.
8.
GENERAL
8.1
Governing law and jurisdiction
This deed poll is governed by the law in force in Queensland. Intrepid submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Queensland, and any court that may hear appeals from any of those courts, for any proceedings in connection with this deed poll, and waives any right it might have to claim that those courts are an inconvenient forum.
8.2
Operation of this deed poll
(a)
Any right that a person may have under this deed poll is in addition to, and does not replace or limit, any other right that the person may have.
(b)
Any provision of this deed poll which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this deed poll enforceable, unless this would materially change the intended effect of this deed poll.
8.3
Waiver of rights
A right may only be waived in writing, signed by the party giving the waiver, and:
(a)
no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(b)
a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and
(c)
the exercise of a right does not prevent any further exercise of that right or of any other right.
8.4
Liability for expenses
Intrepid must pay its own expenses incurred in negotiating, executing, and registering this deed poll.
Intrepid is solely responsible for, and must indemnify each Scheme Participant against, and must pay each other party on demand the amount of, any duty that is payable on or in relation to this deed poll and the transactions that this deed poll contemplates.
8.5
Further Action
Intrepid will promptly do all things and execute and deliver all further documents required by law or reasonably requested by any other party to give effect to this deed poll.

EXECUTED as a deed poll.
EXECUTED by Intrepid Mines Limited
ABN 11 060 156 452:
Signature of director Signature of director/secretary
Name                                                                           Name

ANNEXURE B
SCHEME
Scheme of Arrangement
between
Emperor Mines Limited ABN 61 007 508 787
and
The holders of ordinary fully paid shares issued in Emperor Mines Limited as at the Record Date

SCHEME OF ARRANGEMENT
pursuant to section 411 of the Corporations Act
between
Emperor Mines Limited ABN 61 007 508 787 (Emperor)
and
the holders of fully paid ordinary shares in Emperor as at the Record Date
1.
PRELIMINARY
1.1      Emperor
Emperor is a public company incorporated in Australia. It is registered in New
South Wales and is a company limited by shares. It has its registered office at
Level 1, 490 Upper Edward Street, Spring Hill, Queensland 4004. Emperor Shares are
quoted on the official list of ASX. As at the date of this Scheme, [number] of Emperor
Shares were on issue.
1.2      Intrepid
Intrepid is a public company incorporated in Australia. It is registered in
Western Australia and is a company limited by shares. It has its registered office at Level 2, 34 Colin Street, West Perth, Western Australia 6005. Intrepid Shares are
quoted on the official list of ASX and TSX. As at the date of this Scheme, [number] of
Intrepid Shares were on issue.
1.3      What happens if Scheme becomes Effective
If the Scheme becomes Effective then:
(a)
in consideration of the transfer of each Emperor Share to Intrepid, Intrepid will provide, or procure the provision of, the Scheme Consideration to Scheme
Participants in accordance with the terms of this Scheme;
(b)
Emperor will enter the name of Intrepid in the Register in respect of all of the
Emperor Shares transferred to Intrepid in accordance with the terms of the
Scheme; and
(c)
all of the Emperor Shares held by the Scheme Participants will be transferred to
Intrepid and Emperor will become a wholly owned subsidiary of Intrepid.
1.4
Merger Implementation Deed
Intrepid and Emperor have agreed, by entering into the Merger Implementation Deed, to implement the terms of the Scheme and to perform their respective obligations under the Scheme.

1.5
Deed Poll
Intrepid has executed the Deed Poll in favour of the Scheme Participants pursuant to which it has covenanted to carry out its obligations under the Scheme, including to pay the Scheme Consideration to the Scheme Participants in accordance with the terms of this
Scheme.
2.        CONDITIONS PRECEDENT
2.1
Conditions precedent to the Scheme
The Scheme is conditional on all of the conditions precedent in clause 4.1 of the Merger
Implementation Deed having been satisfied or waived in accordance with the terms of the
Merger Implementation Deed, which conditions precedent include the Court approving the Scheme in accordance with section 41 1(4)(b) of the Corporations Act, and any other conditions made or required by the Court under section 411(6) of the Corporations Act being satisfied.
2.2
Satisfaction of conditions
The satisfaction or waiver of each condition in clause 2.1 is a condition precedent to the binding effect of the provisions of clause 3, 4, and 7.
2.3
Certificate
Emperor and Intrepid will each provide to the Court before or at the Second Court
Hearing, a certificate or such other evidence as the Court requests, confirming whether or not all the conditions precedent in the Merger Implementation Deed (other than in relation to the Scheme being approved by the Court pursuant to section 41 1(4)(b) of the
Corporations Act) have been satisfied or waived.
2.4
Conclusive evidence
The giving of a certificate by each of Emperor and Intrepid in accordance with clause 2.3 will, in the absence of a manifest error, be conclusive evidence of the satisfaction or waiver of the conditions precedent referred to in the certificate.
2.5
End Date
The Scheme will lapse and be of no further effect if the Effective Date has not occurred on or before the End Date.
3.         THE SCHEME
3.1
Emperor to lodge Court order with ASIC
Following the approval of the Scheme by the Court in accordance with section 41 1(4)(b)
of the Corporations Act, Emperor will, as soon as possible, lodge with ASIC under section 411(10) of the Corporations Act an office copy of the Court order approving the
Scheme.
3.2
Transfer of Emperor Shares held by Scheme Participants
On the Implementation Date:

(a)
the Emperor Shares held by Scheme Participants, together with all rights and entitlements attaching to them as at that date, will be transferred to Intrepid without the need for any further acts by Scheme Participants;
(b)
to transfer all of the Emperor Shares held by Scheme Participants to Intrepid,
Emperor will either effect a valid transfer or transfers of the Emperor Shares under section 1074D of the Corporations Act or deliver to Intrepid duly completed and executed share transfer forms (or a master transfer form) in accordance with section 107 1B of the Corporations Act and Intrepid will execute and deliver those share transfer form(s) to Emperor; and
(c)
Emperor will enter the name of Intrepid in the Register in respect of all the
Emperor Shares transferred to Intrepid in accordance with the terms of the
Scheme.
3.3
Agreement by Scheme Participants
The Scheme Participants agree to the transfer of all of their Emperor Shares to Intrepid in accordance with the terms of the Scheme. The Scheme Participants will accept the New
Intrepid Shares issued by way of Scheme Consideration subject to the Intrepid
Constitution and agree to be bound by the Intrepid Constitution.
3.4
Warranties by Scheme Participants
Each Scheme Participant is deemed to have warranted to Emperor and appointed and authorised Emperor as its attorney and agent to warrant to Intrepid, that all its Emperor
Shares (including any rights attaching to those shares) which are transferred to Intrepid under the Scheme will, at the date of the transfer of the Emperor Shares to Intrepid, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and any restrictions on their transfer and that it has the full power and capacity to sell and transfer its Emperor Shares (including any rights and entitlements) to Intrepid under the Scheme.
3.5
Beneficial entitlement by Intrepid
From the Effective Date, Intrepid shall be beneficially entitled to the Emperor Shares transferred to it under the Scheme pending registration by Emperor of Intrepid in the
Register as the holder of those Emperor Shares.
3.6
Appointment of Intrepid as sole proxy
From the Effective Date until Emperor registers Intrepid as the holder of all the Emperor
Shares in the Register, each Scheme Participant:
(a)
is deemed to have appointed Emperor as attorney and agent (and directed
Emperor in such capacity) to appoint the Chairman of Intrepid as its sole proxy and where applicable, corporate representative, to attend shareholders meetings, exercise the votes attaching to Emperor Shares registered in its name and sign any shareholders resolution, and no Scheme Participant may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 3.6(a)); and

(b)
must take all other actions in the capacity of the registered holder of Emperor
Shares as Intrepid directs.
Emperor undertakes in favour of each Scheme Participant that it will appoint the Chairman of
Intrepid as that Scheme Participant’s proxy or, where applicable, corporate representative in accordance with clause 3.6(a).
3.7
Appointment of Emperor as sole attorney and agent
Each Scheme Participant without the need for any further act, irrevocably appoints Emperor and each of the directors and officers of Emperor, jointly and severally, as the Scheme Participant's attorney and agent for the purpose of:
(a)
in the case of Emperor Shares in a CHESS holding:
(i)
causing a message to be transmitted to ASTC in accordance with ASTC
Settlement Rules so as to transfer the Emperor Shares held by the Scheme
Participant from the CHESS subregister of Emperor to the issuer sponsored subregister operated by Emperor notwithstanding that, at the time of such transfer, Intrepid has not provided the Scheme Consideration which is due under this Scheme to the Scheme Participants; and
(ii)
completing and signing on behalf of Scheme Participants any required form of transfer of Emperor Shares;
(b)
in the case of Emperor Shares registered in the issuer sponsored subregister operated by the Registry, completing and signing on behalf of Scheme
Participants any required form of transfer; and
(c)
in all cases, executing any document (including any other instrument of transfer necessary to give effect to the registration of Intrepid as the holder of all the
Emperor Shares held by the Scheme Participants) or doing any other act necessary or desirable to give full effect to the Scheme and the transactions contemplated by it (including enforcement of the Deed Poll against Intrepid).
4.
SCHEME CONSIDERATION
4.1
Scheme Consideration
(a)
On the Implementation Date and subject to clause 4.1(a) and 4.4, in consideration of the transfer of the Emperor Shares to Intrepid, Intrepid must allot and issue to each Scheme Participant 1 New Intrepid Shares for every 4.25 Emperor Shares held by the Scheme Participant at the Record Date.
(b)
If Emperor has not entered into a binding agreement for the Sale of Tolukuma prior to the Scheme Meeting, then a once-off adjustment to the Scheme
Consideration under clause 4.1(a) shall be made such that the number of New
Intrepid Shares issued for every Emperor Share is adjusted on a pro rata basis, in accordance with the Valuation which shall be disclosed in the Scheme Booklet, provided that:
(i)
there shall be no adjustment to the Scheme Consideration if the Valuation produced is a positive number; and

(ii)
the adjustment shall be made using the same principle adopted to determine the Scheme Consideration as at the date of the Merger
Implementation Deed.
4.2
Provision of New Intrepid Shares as Scheme Consideration
Subject to clause 4.4, the obligation of Intrepid to procure the allotment and issue of the
New Intrepid Shares pursuant to clause 4.1 will be satisfied by Intrepid, on the
Implementation Date:
(a)
entering the name of each Scheme Participant in the Intrepid share register in respect of the New Intrepid Shares which that Scheme Participant is entitled to receive under the Scheme; and
(b)
sending or procuring the despatch by pre-paid ordinary post (or, if the address of the Scheme Participant in the Register is outside Australia, by pre-paid airmail post) to each Scheme Participant to their address recorded in the Register at the
Record Date, a holding statement for the New Intrepid Shares issued to that
Scheme Participant in accordance with the Scheme.
4.3
Joint holders
In the case of Emperor Shares held in joint names, holding statements for New Intrepid
Shares issued to Scheme Participants must be issued in the names of the joint holders and sent to the holder whose name appears first in the Register as at the Record Date.
4.4
Fractional entitlements
(a)
If the number of Emperor Shares held by a Scheme Participant is such that the aggregate entitlement of that Scheme Participant to New Intrepid Shares is not a whole number, then the entitlement in each case must be rounded up or down to the nearest whole number, with fractions of 0.5 being rounded up.
(b)
If Intrepid and Emperor are of the opinion that several Scheme Participants, each of which holds a holding of Emperor Shares which results in a fractional entitlement to New Intrepid Shares, have, before the Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of each Scheme
Participant’s entitlement to the Scheme Consideration, Intrepid and Emperor may
give notice to those Scheme Participants:
(i) setting out the names and registered addresses of all of them;
(ii) stating that opinion; and
(iii)
attributing to one of them specifically identified in the notice the Emperor
Shares held by all of them,
and, after the notice has been so given, the Scheme Participant specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those Emperor Shares and each of the other Scheme Participants whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no
Emperor Shares.

4.5
New Intrepid Shares to rank equally
(a)
New Intrepid Shares issued to Scheme Participants will be validly issued and will rank equally in all respects with all existing Intrepid Shares.
(b)
On issue, each New Intrepid Share issued to Scheme Participants will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.
5.
PROCEEDS FROM SALE OF TOLUKUMA
(a)
If Emperor enters into an agreement for the Sale of Tolukuma prior to 8.00am on the Second Court Date and provided that:
(i) such agreement has not been terminated as at the Effective Date;
(ii)
as at the Effective Date, the Sale of Tolukuma is unconditional, such that all conditions to the sale have been fulfilled, excluding only any required
PNG-based third party regulatory approvals in respect thereof; and
(iii)
the agreement for the Sale of Tolukuma is unconditionally completed before 31 March 2008,
the net proceeds of such sale, whether in cash or other consideration, shall be for the exclusive benefit of the Scheme Participants, and shall be distributed following receipt to the Scheme Participants reflected on the Register as at
10.00pm on the Record Date.
(b)
For the avoidance of doubt, the parties agree that in determining the net proceeds from the Sale of Tolukuma for the purposes of this clause the proceeds shall be net of:
(i)
costs of the sale (including payment of all Taxes, costs, fees and expenses associated with the transaction);
(ii)
any payables and accrued liabilities and a provision for contingent liabilities, if any, associated with Tolukuma which remain with Emperor as at the date of unconditional completion of the Sale of Tolukuma; and
(iii)
only in the event that no adjustment has been made to the Scheme
Consideration in accordance with clause 6.2(e), any holding costs (by way of cash out flows) between the Business Day prior to the Second Court
Date and the date on which the Sale of Tolukuma is unconditionally completed which are in excess of $1 million.
6.
DEALINGS IN EMPEROR SHARES
6.1
Determination of Scheme Participants
To establish the persons who are Scheme Participants, dealings in Emperor Shares will only be recognised if:

(a)
in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the Emperor Shares at or before the
Record Date; and
(b)
in all other cases, registrable transfers or transmission applications or transfers in registrable form in respect of those dealings are received at the Registry at or before the Record Date.
6.2
Emperor to register transfer and transmission applications
Emperor will register registrable transfers or transmission applications of the kind referred to in clause 6.1(b) by, or as soon as practicable after, the Record Date.
6.3
Transfers received after Record Date not recognised
Emperor will not accept for registration, nor recognise for any purpose, any transfer or transmission application in respect of Scheme Shares received after the Record Date.
6.4
Emperor to maintain Register to determine entitlements
In order to determine entitlements to the Scheme Consideration, Emperor will maintain, or procure the maintenance of, the Register in accordance with this clause 5 until the
Scheme Consideration has been paid to Scheme Participants and the Register in this form will solely determine entitlements to the Scheme Consideration.
6.5
Effects of the Record Date
All holding statements for Emperor Shares (other than statements of holding in favour of
Intrepid) will cease to have any effect from the Record Date as documents of title in respect of those Emperor Shares. As from the Record Date, each entry current at that date on the Register relating to Emperor Shares will cease to be of any effect other than as evidence of entitlement to the Scheme Consideration in respect of the Emperor Shares relating to that entry.
6.6
Scheme Participants details
Emperor must procure that by 9:00am on the Implementation Date, details of the names, registered addresses and holdings of Emperor Shares of every Scheme Participant as shown in the Register at the Record Date are available to Intrepid in such form as
Intrepid may reasonably require.
7.
QUOTATION OF SHARES
7.1
Suspension of trading in Emperor Shares
It is expected that the suspension of trading in Emperor Shares on ASX will occur from the close of trading in marketable securities on ASX on the Effective Date.
7.2
Termination from official quotation of Emperor Shares
Emperor will apply for termination of the official quotation of Emperor Shares on ASX and the removal of Emperor from the official list of ASX with effect from the Business

Day after the date on which all transfers of the Scheme Shares to Intrepid have been duly registered by Emperor in accordance with this Scheme.
7.3
Intrepid beneficially entitled to Scheme Shares
Intrepid will be beneficially entitled to the Scheme Shares transferred to it under the
Scheme pending registration by Emperor of the name and address of Intrepid in the
Register as the holder of the Scheme Shares.
7.4
Quotation of New Intrepid Shares
Intrepid will apply for official quotation of the New Intrepid Shares on ASX and TSX and will request that those shares be quoted on a deferred settlement basis as soon as practicable after the Effective Date in accordance with ASX requirements and on a normal settlement basis as from the first Business Day after the Implementation Date.
8.
GENERAL PROVISIONS
8.1
Emperor and Scheme Participants bound
The Scheme binds Emperor and all Scheme Participants and will, for all purposes, have effect notwithstanding any provision of the Emperor Constitution.
8.2
Emperor giving effect to the Scheme
Emperor will execute all documents and do all things that are necessary, expedient or incidental to give full effect to the Scheme and the transactions contemplated by it.
8.3
Appointment of attorney
Each Scheme Participant, without the need for any further act, irrevocably appoints
Emperor and all of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme including a proper instrument of transfer of Emperor Shares held by Scheme Participants for the purposes of section 1071 B of the Corporations Act (which may be a master transfer of all the Emperor Shares held by Scheme Participants) and any instrument appointing the Chairman of Intrepid as sole proxy for or, where applicable, corporate representative of each Scheme Participant as contemplated by clause 3.6.
8.4
Authority
Each of the Scheme Participants consent to Emperor doing all things necessary or incidental to the implementation of the Scheme.
8.5
Alteration and conditions to the Scheme
Emperor may, with the consent of Intrepid (which consent will not be unreasonably withheld or delayed), by its counsel consent on behalf of all Scheme Participants to any modifications or conditions which the Court thinks fit to impose.
8.6
Notices
Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to Emperor, it will not be deemed to have been received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Emperor's registered office or at the Registry.
8.7
Costs and stamp duty
Intrepid will pay all stamp duty and any related fines, penalties and other costs in respect of the Scheme (including in connection with the transfer of the Scheme Shares to
Intrepid) in accordance with the terms of the Scheme.
8.8
Governing law
This Scheme is governed by the law of Queensland. The parties submit to the non-
exclusive jurisdiction of the courts in Queensland.
9.
DEFINITIONS AND INTERPRETATION
9.1
Definitions
The following definitions apply in this document:
ASIC means the Australian Securities and Investments Commission.
ASTC means the ASX Settlement and Transfer Corporation Pty Limited ABN 49 008
504 532.
ASTC Settlement Rules means the operating rules of the ASTC.
ASX means the Australian Securities Exchange or ASX Limited ABN 98 008 624 691,
as the context requires.
ASX Listing Rules means the listing rules of ASX.
Business Day means a business day as defined in the ASX Listing Rules.
CHESS means the clearing house electronic subregister system, which facilitates electronic security transfer in Australia.
Corporations Act means the Corporations Act 2001 (Cth).
Court means the Supreme Court of Queensland or the Brisbane Registry of the Federal
Court of Australia, as nominated by Emperor.
Deed Poll means the deed poll executed by Intrepid in favour of Emperor Shareholders dated [date].
Effective Date means the date on which the Scheme comes into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under sections
41 1(4)(b) and 411(6) of the Corporations Act in relation to the Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.
Emperor Constitution means the Emperor Constitution as amended from time to time.
Emperor Share means each fully paid ordinary share in the capital of Emperor.

Emperor Shareholder means each person who is registered in the Register as a holder of Emperor Shares.
End Date means 31 March 2008, or such other date agreed in writing between Emperor and Intrepid.
Explanatory Statement means the explanatory statement of Emperor in relation to the
Scheme issued pursuant to section 412 of the Corporations Act which has been registered with ASIC.
Implementation means the implementation of the Scheme, on it becoming effective under section 411(10).
Implementation Date means the date which is 3 Business Days after the Record Date, or such other date as is ordered by the Court.
Intrepid Constitution means the Intrepid Constitution as amended from time to time.
Intrepid means Intrepid Mines Limited ABN 11 060 156 452.
Merger Implementation Deed means the deed between Emperor and Intrepid dated
[date], relating to the implementation of the Scheme.
New Intrepid Shares means the means fully paid ordinary shares in the capital of
Intrepid to be issued in accordance with clause 4.1.
Record Date means 10.00pm on the date which is 5 Business Days after the Second
Court Date or such other date as Emperor and Intrepid agree.
Register means the register of Emperor Shareholders maintained in accordance with the
Corporations Act and Registry has a corresponding meaning.
Sale of Tolukuma means the divestment of 100% of Emperor's interest in the Tolukuma gold mine in PNG, on terms satisfactory to Intrepid, who shall act reasonably and in good faith in considering such divestment, by way of sale of the issued share capital in
Tolukuma Gold Mines Limited, capital restructure, sale of assets, distribution to shareholders or any other method and includes payment of all taxes, costs, fees and expenses related to that transaction.
Scheme means this scheme of arrangement subject to any modifications or conditions made or required by the Court pursuant to section 411(6) Corporations Act and agreed or consented to by Emperor and Intrepid.
Scheme Booklet means the information ordered by the Court to be despatched to the holders of Scheme Shares including the Explanatory Statement, copies of the Scheme, the Deed Poll, the Merger Implementation Deed and the notice convening the Scheme
Meeting (together with proxy form) in such form as is approved by the Emperor directors and the Intrepid directors.
Scheme Consideration means the New Intrepid Shares to be issued by Intrepid to each
Scheme Participant in accordance with clause 4.1.

Scheme Meeting means the meeting to be convened by the Court pursuant to section
411(1) of the Corporations Act in respect of the Scheme.
Scheme Participant means each Emperor Shareholder as at the Record Date (other than Intrepid to the extent that it already holds Emperor Shares), taking into account registration of all registrable transfers and transmission applications in accordance with clause 6.1.
Scheme Share means each Emperor Share on issue as at the Record Date.
Second Court Date means the first day on which the Court hears the application for an order under section 41 1(4)(b) approving the Scheme or, if the application is adjourned or subject to appeal for any reason, the first day on which the adjourned or appealed application is heard.
Second Court Hearing means the hearing of the application to the Court for an order pursuant to section 41 1(4)(b) of the Corporations Act approving the Scheme.
Tolukuma means the Tolukuma gold mine in Papua New Guinea. TSX means the Toronto Stock Exchange.
Valuation means the valuation of the assets, liabilities and undertakings of Tolukuma prepared by Behre Dohlbear Australia or a similarly qualified independent expert engaged by Emperor
(subject to the agreement of Intrepid to the alternate expert, such agreement not to be unreasonably withheld) which takes account of:
(a) an environmental performance / compliance site audit to be conducted by the independent expert (including reference to all applicable licence, permit and environmental plan approval conditions);
(b)
an assessment of the current and contingent liabilities of Tolukuma and the rehabilitation and remedial liability quantum (inclusive of any other liabilities identified in the legal advice referred to in (c) below); and
(c)
advice from PNG legal counsel regarding the scope of liabilities attaching to
Emperor arising from the continued ownership of Tolukuma.
9.2
Interpretation
In this Scheme, headings and bolding are for convenience only and do not affect its interpretation and unless the context requires otherwise:
(a) words importing the singular include the plural and vice versa;
(b)
a reference to any document is to that document as varied, novated, ratified or replaced;
(c)
a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, the Scheme and a reference to the Scheme includes any annexure, exhibit and schedule;

(d)
a reference to a party includes that party's executors, administrators, successors, substitutes and permitted assigns;
(e) a reference to a holder includes a joint holder;
(f)
a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person;
(g)
references to any legislation or regulation is to that provision or legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;
(h)
words and phrases have the same meaning (if any) given to them in the
Corporations Act;
(i) the words "including" in any form is not a word of limitation;
(j) a reference to "$" or "dollar" is to Australian currency; and
(k) a reference to time is a reference to Australian Eastern Summer Time.